FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
FOR THE MONTH OF AUGUST 2009
QUEBECOR MEDIA INC.
(Name of Registrant)
612 St-Jacques Street, Montreal, Canada, H3C 4M8
(Address of principal executive offices)
[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]
Form 20-F ☑    Form 40-F ☐
[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.]
Yes ☐    No ☑
[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): 82-                    .]

MANAGEMENT DISCUSSION AND ANALYSIS
COMPANY PROFILE
Quebecor Media Inc. (“Quebecor Media” or the “Company”), a subsidiary of Quebecor Inc. (“Quebecor”) incorporated under Part 1A of the Companies Act (Québec) in August 2000, is one of Canada’s largest media companies. Quebecor Media’s subsidiaries operate in the following business segments: Telecommunications (formerly “Cable”), News Media (formerly “Newspapers”), Broadcasting, Leisure and Entertainment, and Interactive Technologies and Communications. Quebecor Media is pursuing a convergence strategy to capture synergies among all of its media properties.
The following Management Discussion and Analysis covers the main activities of the Company in the second quarter of 2009 and the major changes from the last financial year. The financial statements of the Company have been prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”) and all amounts are in Canadian dollars unless otherwise indicated. This Management Discussion and Analysis should be read in conjunction with the information in the Annual Report of the Company for the financial year ended December 31, 2008 (Form 20F), which is available on the Web site of the U.S. Securities and Exchange Commission at www.sec.gov.
BUSINESS SEGMENTS
In the second quarter of 2009, Quebecor Media adopted new names for two of its business segments. To reflect the Cable segment’s comprehensive range of cable television, Internet access and telephone services, as well as the upcoming roll-out of its Advanced Wireless Services (AWS) network, its name has been changed to the Telecommunications segment. At the same time, in view of the incorporation of Canoe Inc. (“Canoe”) content into the operations of Sun Media Corporation, the Newspapers segment has been renamed News Media, reflecting the creation of an integrated news and related products organization that provides diverse, original content of high quality for all of Quebecor Media’s platforms.
HIGHLIGHTS SINCE END OF FIRST QUARTER 2009
•	The restructuring programs and other cost-reduction initiatives in the News Media segment, launched in late 2008, generated estimated savings of $25.0 million in the first half of 2009. The initiatives, designed to enhance operational efficiency, productivity and the optimal use of resources, are expected to yield still greater savings in the second half of 2009. Exploration of other cost-reduction opportunities continues, along with the search for new revenue streams.
•	On July 22, 2009, Videotron Ltd. (“Videotron”) reached a roaming agreement with wireless service provider Rogers Communications Inc. (“Rogers”), which will enable Videotron to use exclusively Rogers’ network in Rogers’ service area across Canada in order to serve Videotron’s future wireless telephone service customers outside Videotron’s coverage area. Videotron has also reached a similar roaming agreement in the U.S. with wireless service provider T-Mobile USA Inc. These agreements will enable Videotron to offer its future customers advanced wireless services in Canada and the United States. Videotron has also reached tower-sharing agreements with Rogers and Bell Mobility in Québec and the Ottawa area, which will enable Videotron to build out its network within budget and with fewer environmental impacts by limiting the proliferation of towers in Québec.
•	On June 18, 2009, Quebecor Media created the Quebecor Media Network, a new flyer printing and distributing division. The capabilities of subsidiaries Alex Media Services Inc., Messageries Dynamiques, the community newspaper distribution network, the Mirabel printing plant in Quebec and the Islington printing plant in Ontario were pooled to create the new entity. The merger will solidify Quebecor Media’s leadership in flyer printing and distribution services.

NON-GAAP FINANCIAL MEASURES
The Company uses certain financial measures that are not calculated in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) to assess its financial performance. The Company uses these non-GAAP financial measures, such as operating income, cash flows from segment operations, free cash flows from continuing operating activities and average revenue per user (“ARPU”), because the Company believes that they are meaningful measures of its performance. Its method of calculating these non-GAAP financial measures may differ from the methods used by other companies and, as a result, the non-GAAP financial measures presented in this document may not be comparable to other similarly titled measures reported by other companies.
The Company made changes in the second quarter of 2009 to the definitions of the non-GAAP measures it uses. Acquisitions of intangible assets (excluding the initial disbursement for the acquisition of AWS licences) are now deducted from the calculation of cash flows from segment operations and free cash flows from continuing operating activities.
Operating Income
In its analysis of operating results, the Company defines operating income or loss, as reconciled to net income under Canadian GAAP, as net income before amortization, financial expenses, gain on valuation and translation of financial instruments, charge for restructuring of operations and other special items, impairment of goodwill and intangible assets, income tax, non-controlling interest and the results of discontinued operations. Operating income as defined above is not a measure of results that is consistent with Canadian GAAP. It is not intended to be regarded as an alternative to other financial operating performance measures or to the statement of cash flows as a measure of liquidity. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with Canadian GAAP. Management believes that operating income is a meaningful measure of performance. The Company’s parent company, Quebecor, considers the media segment as a whole and uses operating income in order to assess the performance of its investment in Quebecor Media. The Company’s management and Board of Directors use this measure in evaluating its consolidated results as well as the results of the Company’s operating segments. This measure eliminates the significant level of depreciation and amortization of tangible and intangible assets and is unaffected by the capital structure or investment activities of the Company and its segments. Operating income is also relevant because it is a significant component of the Company’s annual incentive compensation programs. A limitation of this measure, however, is that it does not reflect the periodic costs of tangible and intangible assets used in generating revenues in the Company’s segments. The Company also uses other measures that do reflect such costs, such as cash flows from segment operations and free cash flows from operations. In addition, measures such as operating income are commonly used by the investment community to analyze and compare the performance of companies in the industries in which the Company is engaged. The Company’s definition of operating income may not be identical to similarly titled measures reported by other companies.
Table 1 below provides a reconciliation of operating income with net income as disclosed in the Company’s consolidated financial statements.

Table 1
Reconciliation between the operating income measure used in this report and the net income measure used in the consolidated financial statements
(in millions of Canadian dollars)

	Three months		Six months
	ended June 30		ended June 30
	2009	2008	2009	2008

Operating Income
Telecommunications	$232.7	$182.2	$456.3	$378.8
News Media	55.6	73.7	85.3	119.7
Broadcasting	25.1	21.7	37.5	32.7
Leisure and Entertainment	4.8	2.1	5.6	0.5
Interactive Technologies and Communications	1.3	1.8	1.7	1.1
Head office	(3.0)	0.2	2.6	1.6

	316.5	281.7	589.0	534.4
Amortization	(84.5)	(79.5)	(168.4)	(157.0)
Financial expenses	(57.9)	(74.3)	(112.5)	(141.7)
Gain on valuation and translation of financial instruments	13.7	26.0	27.9	19.6
Restructuring of operations and other special items	(0.8)	(0.7)	(4.2)	(2.3)
Impairment of goodwill and intangible assets	(13.6)	—	(13.6)	—
Income taxes	(37.4)	(33.1)	(74.0)	(73.1)
Non-controlling interest	(7.5)	(7.4)	(10.5)	(10.0)
Income from discontinued operations	—	—	—	2.3

Net income	$128.5	$112.7	$233.7	$172.2

Cash Flows from Segment Operations
Cash flows from segment operations represents operating income, less additions to property, plant and equipment and acquisitions of intangible assets (excluding the initial disbursement for the acquisition of AWS licences), plus proceeds from disposal of assets. The Company uses cash flows from segment operations as a measure of the liquidity generated by its segments. Cash flows from segment operations represents funds available for interest and income tax payments, expenditures related to restructuring programs, business acquisitions, the payment of dividends and the repayment of long-term debt. Cash flows from segment operations is not a measure of liquidity that is consistent with Canadian GAAP. It is not intended to be regarded as an alternative to other financial operating performance measures or to the statement of cash flows as a measure of liquidity. Cash flows from segment operations is considered to be an important indicator of the Company’s liquidity and is used by its management and Board of Directors to evaluate cash flows generated by its segments’ operations. When cash flows from segment operations is reported, a reconciliation to operating income is provided in the same section of the report.
Free Cash Flows from Continuing Operating Activities
We use free cash flows from continuing operating activities as a measure of total liquidity generated on a consolidated basis. Free cash flows from continuing operating activities represents funds available for business acquisitions, the payment of dividends and the repayment of long-term debt. Free cash flows from continuing operating activities is not a measure of liquidity that is consistent with Canadian GAAP or U.S. GAAP. It is not intended to be regarded as an alternative to other financial operating performance measures or to the statement of cash flows as a measure of liquidity. Free cash flows from continuing operating activities is considered to be an important indicator of our liquidity and is used by our management and Board of Directors to evaluate cash flows generated by our consolidated operations. We provide a reconciliation of free cash flows from continuing operating activities to cash flows provided by continuing operating activities measure reported in the consolidated financial statements in Table 2 below.

Table 2
Reconciliation between free cash flows from continuing operating activities and the cash flows provided by continuing operating activities measure reported in the financial statements
(in millions of Canadian dollars)

	Three months		Six months
	ended June 30		ended June 30
	2009	2008	2009	2008

Free cash flows from continuing operating activities (see Table 3)	$69.0	$71.3	$61.1	$(16.5)
Additions to property, plant and equipment	113.8	112.4	232.7	236.9
Additions to intangible assets	29.2	12.8	53.1	26.8
Proceeds from disposal of assets	(0.6)	(1.2)	(1.1)	(1.4)

Cash flows provided by continuing operating activities	$211.4	$195.3	$345.8	$245.8

Average Monthly Revenue per User
ARPU is an industry metric that the Company uses to measure its average cable, Internet, cable telephone and wireless telephone revenues per month per customer. ARPU is not a measurement that is consistent with Canadian GAAP and the Company’s definition and calculation of ARPU may not be the same as identically titled measurements reported by other companies. The Company calculates ARPU by dividing its combined cable television, Internet access, cable telephone and wireless telephone revenues by the average number of customers during the applicable period, and then dividing the resulting amount by the number of months in the applicable period.
2009/2008 SECOND QUARTER COMPARISON
Revenues: $939.4 million, a decrease of $2.9 million (-0.3%).
•	Revenues increased in Telecommunications (by $39.9 million or 8.9% of segment revenues) mainly because of customer growth for all services, Leisure and Entertainment ($4.5 million or 7.1%) and Broadcasting ($0.5 million or 0.5%).
•	Revenues decreased in News Media ($49.5 million or -15.6%) almost entirely as a result of lower advertising revenues.
Operating income: $316.5 million, an increase of $34.8 million (12.4%).
•	Operating income increased in Telecommunications (by $50.5 million or 27.7% of segment operating income), Broadcasting ($3.4 million or 15.7%) and Leisure and Entertainment ($2.7 million or 128.6%).
•	Operating income decreased in News Media ($18.1 million or -24.6%) and Interactive Technologies and Communications ($0.5 million or -27.8%).
•	The increase in operating income includes a 21.6 million favourable variance (including $16.7 million in the Telecommunications segment and $4.9 million in the Broadcasting segment) related to retroactive recognition in the second quarter of 2008 of a provision for CRTC Part II licence fees following the Federal Court of Appeal decision of April 29, 2008 overturning the favourable Federal Court decision on these fees (for more details, see “Part II licence fees” in the discussion of the results of the Telecommunications segment and the Broadcasting segment below).
•	Excluding the impact of the consolidated stock option expense and the operating income of Osprey Media, acquired in 2007, and if the figures for all prior periods are restated to reflect the Part II licence fee adjustment, the increase in operating income in the second quarter of 2009 would have been 6.4%, compared with 14.1% in the same period of 2008.

Net income: $128.5 million, compared with $112.7 million in the second quarter of 2008, an increase of $15.8 million (14.0%).
•	The increase was mainly due to:
o	$34.8 million increase in operating income;

o	$16.4 million decrease in financial expenses.
Partially offset by:
o	recognition in the second quarter of 2009 of a $13.6 million non-cash charge for impairment of goodwill and intangible assets;

o	$12.3 million unfavourable variance in gains on valuation and translation of financial instruments;

o	$5.0 million increase in amortization charge.
Amortization charge: $84.5 million, an increase of $5.0 million.
•	The increase was mainly due to significant capital expenditures in 2008 and the first half of 2009 in the Telecommunications segment.
Financial expenses: $57.9 million, a decrease of $16.4 million.
•	The decrease was mainly due to:
o	$4.9 million favourable variance in exchange rates on operating items;

o	lower base interest rates.
•	The increase in interest caused by higher indebtedness was largely capitalized to additions to property, plant and equipment and acquisitions of intangible assets.
Gain on valuation and translation of financial instruments: $13.7 million in the second quarter of 2009, compared with $26.0 million in the same quarter of 2008. The $12.3 million decrease resulted primarily from the fluctuation in the fair value of early settlement options due to fluctuations in interest rates.
Non-cash charge for impairment of goodwill and intangible assets: $13.6 million in the second quarter of 2009.
•	In the fourth quarter of 2008, Quebecor Media determined that the adverse financial and economic environment was a triggering event for goodwill impairment tests in the News Media, Leisure and Entertainment and Interactive Technologies and Communications segments. As a result, Quebecor Media concluded that the goodwill of these segments was impaired. In the second quarter of 2009, Quebecor Media completed the goodwill impairment tests and an additional non-cash goodwill impairment charge of $5.6 million, without any tax consequences, was recorded as an adjustment to the non-cash goodwill impairment charge recorded in the fourth quarter of 2008.
•	In the second quarter of 2009, the Company also recorded an $8.0 million charge for impairment of mastheads of publications in the News Media segment following its annual impairment test.
Income tax expense: $37.4 million (effective tax rate of 21.6%) in the second quarter of 2009, compared with $33.1 million (effective tax rate of 21.6%) in the same period of 2008.
•	The effective tax rates mainly reflect:
o	favourable tax rate mix in the various components of the gains and losses on financial instruments and derivative financial instruments, and on translation of financial instruments;

o	recognition of tax benefits related to tax consolidation transactions with the parent company.

2009/2008 YEAR-TO-DATE COMPARISON
Revenues: $1.84 billion, an increase of $16.2 million (0.9%).
•	Revenues increased in Telecommunications (by $86.8 million or 9.9% of segment revenues) mainly because of customer growth for all services, Leisure and Entertainment ($6.0 million or 4.8%), Broadcasting ($3.8 million or 1.7%) and Interactive Technologies and Communications ($2.3 million or 5.2%).
•	Revenues decreased in News Media (by $82.1 million or -13.8%) almost entirely as a result of lower advertising revenues.
Operating income: $589.0 million, an increase of $54.6 million (10.2%).
•	Operating income increased in Telecommunications (by $77.5 million or 20.5% of segment operating income), Broadcasting ($4.8 million or 14.7%), Leisure and Entertainment ($5.1 million) and Interactive Technologies and Communications ($0.6 million or 54.5%).
•	Operating income decreased in News Media (by $34.4 million or -28.7%).
•	The decrease in the fair value of Quebecor Media, based on market comparables, was less in the first half of 2009 than in the same period of 2008. The change in the Company’s fair value resulted in a $2.4 million unfavourable variance in the consolidated stock option expense in the first half of 2009 compared with the same period of 2008.
•	The increase in operating income includes an $18.0 million favourable variance (including $13.9 million in the Telecommunications segment and $4.1 million in the Broadcasting segment) related to retroactive recognition in the first half of 2008 of a provision for CRTC Part II licence fees (for more details, see “Part II licence fees” in the discussion of the results of the Telecommunications segment and the Broadcasting segment below).
•	Excluding the impact of the consolidated stock option expense and the operating income of Osprey Media, and if the figures for all prior periods are restated to reflect the CRTC Part II licence fee adjustment, the increase in operating income in the first half of 2009 would have been 8.5%, compared with 16.9% in the same period of 2008.
Net income: $233.7 million, compared with $172.2 million in the first half of 2008, an increase of $61.5 million (35.7%).
•	The increase was mainly due to:
o	$54.6 million increase in operating income;

o	$29.2 million decrease in financial expenses;

o	$8.3 million favourable variance in gains and losses on valuation and translation of financial instruments.
Partially offset by:
o	recognition in the first half of 2009 of $13.6 million non-cash charge for impairment of goodwill and intangible assets;

o	$11.4 million increase in amortization charge.
Amortization charge: $168.4 million, an increase of $11.4 million due to essentially the same factors as those noted above in the 2009/2008 second quarter comparison.
Financial expenses: $112.5 million, a decrease of $29.2 million.
•	The decrease was mainly due to:
o	$12.0 million favourable variance in exchange rates on operating items;

o	lower base interest rates.
•	The increase in interest caused by higher indebtedness was largely capitalized to additions to property, plant and equipment and acquisitions of intangible assets.

Gain on valuation and translation of financial instruments: $27.9 million in the first half of 2009, compared with $19.6 million in the same period of 2008, an $8.3 million increase related to a positive variance in gains and losses on the ineffective portion of fair value hedging relationships and a favourable fluctuation in the fair value of early settlement options, due to fluctuations in interest rates.
Charge for restructuring of operations and other special items: $4.2 million, compared with $2.3 million in the same period of 2008.
•	In the first half of 2009, a $2.7 million charge for restructuring of operating activities was recorded in the News Media segment in connection with new staff reduction programs. The charge for the first half of 2008 was related primarily to job cuts at several publications in the News Media segment.
•	A $1.5 million charge for restructuring of operating activities was also recorded in other segments in the first half of 2009.
Non-cash charge for impairment of goodwill and intangible assets: $13.6 million in the first half of 2009 (for details see “2009/2008 Second Quarter Comparison” above).
Income tax expense: $74.0 million (effective tax rate of 23.3%) in the first half of 2009, compared with $73.1 million (effective tax rate of 28.9%) in the same period of 2008.
•	The decrease in the effective tax rate in the first half of 2009 compared with the same period of 2008 was mainly due to:
o	recognition of tax benefits in the amount of $14.0 million related to tax consolidation transactions with the parent company, compared with $4.3 million in the first half of 2008;

o	favourable tax rate mix in the various components of the gains and losses on financial instruments and derivative financial instruments, and on translation of financial instruments.
FREE CASH FLOWS FROM CONTINUING OPERATING ACTIVITIES
Free cash flows from continuing operating activities: $69.0 million in the second quarter of 2009, compared with $71.3 million in the same period of 2008 (Table 3).
•	The $2.3 million decrease was mainly due to:
o	$25.9 million increase in use of funds for non-cash balances related to operations;

o	$16.4 million increase in acquisitions of intangible assets.
Partially offset by:
o	$34.8 million increase in operating income;

o	$16.8 million decrease in cash interest expense (see discussion of financial expenses under “2009/2008 Second Quarter Comparison” above).
Year-to-date free cash flows from continuing operating activities: $61.1 million, compared with negative $16.5 million in the same period of 2008 (Table 3).
•	The $77.6 million improvement was mainly due to:
o	$54.6 million increase in operating income;

o	$29.7 million decrease in cash interest expense (see discussion of financial expenses under “2009/2008 Second Quarter Comparison” above);

o	$26.1 million decrease in use of funds for non-cash balances related to operations, due primarily to the impact of disbursements in the first half of 2008 in connection with the exercise of stock options, partially offset by the impact of a larger decrease in other accounts payable and accrued charges in the first half of 2009.
Partially offset by:

o	$26.3 million increase in acquisitions of intangible assets.
Table 3: Quebecor Media
Free cash flows from continuing operating activities
(in millions of Canadian dollars)

	Three months		Six months
	ended June 30		ended June 30
	2009	2008	2009	2008

Cash flows from segment operations
Telecommunications	$106.0	$77.4	$207.9	$177.1
News Media	49.0	65.0	66.3	74.0
Broadcasting	19.1	16.8	26.1	25.3
Leisure and Entertainment	3.2	(3.0)	2.1	(6.0)
Interactive Technologies and Communications	(0.1)	0.9	(0.5)	(0.3)
Head Office and other	(3.1)	0.6	2.4	2.0

	174.1	157.7	304.3	272.1
Cash interest expense[1]	(55.2)	(72.0)	(107.7)	(137.4)
Cash portion of charge for restructuring of operations and other special items	(0.8)	(0.7)	(4.2)	(2.3)
Current income taxes	(7.4)	(3.4)	(6.6)	(2.3)
Other	(3.8)	1.7	(2.0)	2.2
Net change in non-cash balances related to operations	(37.9)	(12.0)	(122.7)	(148.8)

Free cash flows from continuing operating activities	$69.0	$71.3	$61.1	$(16.5)

[1]	Interest on long-term debt and other interest, foreign currency translation of short-term monetary items and other interest expenses, less interest capitalized to cost of property, plant and equipment, and intangible assets.
Table 4
Reconciliation of cash flows from segment operations to operating income
(in millions of Canadian dollars)

	Three months		Six months
	ended June 30		ended June 30
	2009	2008	2009	2008

Operating income	$316.5	$281.7	$589.0	$534.4
Additions to property, plant and equipment	(113.8)	(112.4)	(232.7)	(236.9)
Acquisitions of intangible assets	(29.2)	(12.8)	(53.1)	(26.8)
Proceeds from disposal of assets	0.6	1.2	1.1	1.4

Cash flows from segment operations	$174.1	$157.7	$304.3	$272.1

SEGMENTED ANALYSIS
Telecommunications
Second quarter 2009
Revenues: $487.4 million, an increase of $39.9 million (8.9%).
•	Combined revenues from all cable television services increased $12.7 million (6.2%) to $216.4 million, due primarily to customer base growth, as well as increases in some rates, increased Video on Demand and pay TV orders, and the success of high definition (“HD”) packages.

•	Revenues from Internet access services increased $16.2 million (13.0%) to $140.4 million. The improvement was mainly due to customer growth, as well as higher per-customer volume, customer migration to higher-speed services and increases in some rates.
•	Revenues from cable telephone service increased $16.2 million (23.1%) to $86.1 million, almost entirely due to customer growth. The increase would have been greater had there not been a decrease in average per-customer revenues due to fewer long-distance calls.
•	Revenues from wireless telephone service increased $2.1 million (26.8%) to $10.0 million, mainly due to customer growth.
•	Revenues of Le SuperClub Vidéotron ltée (“Le SuperClub Vidéotron”) decreased $6.0 million (-45.8%) to $7.1 million, primarily as a result of the franchising of 30 corporate stores since October 2008 and store closings, which were partially offset by increased royalty revenues.
Monthly ARPU: $87.15 in the second quarter of 2009, compared with $81.59 in the same period of 2008, an increase of $5.56 (6.8%).
Customer statistics
Cable television – The combined customer base for all of Videotron’s cable television services increased by 3,400 in the second quarter of 2009 (compared with an increase of 7,800 in the same quarter of 2008), and by 72,600 (4.4%) in the 12-month period ended June 30, 2009 (Table 5). As of the end of the second quarter of 2009, Videotron had 1,732,600 customers for its cable television services, for a household penetration rate of 67.6% (number of subscribers as a proportion of total homes passed by the cable network, i.e., 2,563,100 homes as of the end of June 2009), compared with 65.9% one year earlier.
•	The number of subscribers to illico Digital TV stood at 990,300 at the end of the second quarter of 2009, an increase of 27,100 or 2.8% during the quarter (compared with an increase of 27,700 in the second quarter of 2008) and an increase of 159,800 (19.2%) over a 12-month period. As of June 30, 2009, illico Digital TV had a household penetration rate of 38.6% versus 33.0% a year earlier.
•	The customer base for analog cable television services decreased by 23,700 (-3.1%) in the second quarter of 2009 (compared with a decrease of 19,900 customers in the same quarter of 2008) and by 87,200 (-10.5%) over a 12-month period, primarily as a result of customer migration to illico Digital TV.
Internet access – The number of subscribers to cable Internet access services stood at 1,109,900 at June 30, 2009, an increase of 20,600 (1.9%) from the previous quarter (compared with an increase of 23,600 in the second quarter of 2008) and an increase of 121,000 (12.2%) over the 12-month period ended June 30, 2009 (Table 5). At June 30, 2009, cable Internet access services had a household penetration rate of 43.3%, compared with 39.2% at June 30, 2008.
Cable telephone service – The number of subscribers to cable telephone service stood at 934,800 at the end of June 2009, an increase of 43,900 (4.9%) from the previous quarter (compared with an increase of 51,300 in the second quarter of 2008) and an increase of 191,900 (25.8%) from the end of the second quarter of 2008 (Table 5). At June 30, 2009, the IP telephone service had a household penetration rate of 36.5%, compared with 29.5% one year earlier.
Wireless telephone service – At June 30, 2009, there were 73,500 activated phones on the wireless telephone service, an increase of 5,500 (8.1%) from the end of the first quarter of 2009. The number of activated phones increased by 18,900 (34.6%) during the 12-month period ended June 30, 2009 (Table 5).

Table 5
Telecommunications segment quarter-end customer numbers for last eight quarters
(in thousands of customers)

	June 2009	Mar. 2009	Dec. 2008	Sept. 2008	June 2008	Mar. 2008	Dec. 2007	Sept. 2007

Cable television:
Analog	742.3	766.0	788.3	814.8	829.5	849.4	869.9	896.0
Digital	990.3	963.2	927.3	876.7	830.5	802.8	768.2	720.3

Total cable television	1,732.6	1,729.2	1,715.6	1,691.5	1,660.0	1,652.2	1,638.1	1,616.3
Cable Internet	1,109.9	1,089.3	1,063.8	1,031.4	988.9	965.3	933.0	898.9
Cable telephone	934.8	890.9	852.0	797.9	742.9	691.6	636.4	573.8
Wireless telephone	73.5	68.0	63.4	58.6	54.6	49.9	45.1	38.7

Operating income: $232.7 million, an increase of $50.5 million (27.7%).
•	The increase was due primarily to:
o	customer growth for all services;

o	$16.7 million favourable variance related to retroactive recognition in second quarter 2008 of provision for CRTC Part II licence fees following Federal Court of Appeal decision on April 29, 2008 overturning the favourable Federal Court decision on these fees (see “Part II licence fees” below);

o	increases in some rates, primarily for the cable television and Internet access services, and in per-customer volume.
•	Excluding the favourable variation in the stock option expense, and if the figures for all prior periods were restated to reflect the CRTC Part II licence fee adjustment, operating income would have increased by 16.7% in the second quarter of 2009, compared with 25.2% in the same quarter of 2008.
Operating costs for all Telecommunications segment operations (expressed as a percentage of revenues): 52.3% in the second quarter of 2009, compared with 59.3% in the same period of 2008. Operating costs as a proportion of revenues decreased for the following reasons:
•	the significant fixed component of costs, which does not fluctuate in proportion to revenue growth;
•	the marginal impact on costs of the increases in some rates;
•	recognition in the second quarter of 2008 of a retroactive charge for CRTC Part II licence fees.
Year to date
Revenues: $964.9 million, an increase of $86.8 million (9.9%) essentially due to the same factors as those noted above in the discussion of second quarter 2009 results.
•	Combined revenues from all cable television services increased $29.4 million (7.4%) to $428.1 million.
•	Revenues from Internet access services increased $33.1 million (13.5%) to $277.3 million.
•	Revenues from cable telephone service increased $33.8 million (25.0%) to $168.6 million.

•	Revenues from wireless telephone service increased $4.2 million (28.5%) to $19.1 million.
•	Revenues from Le SuperClub Vidéotron decreased $9.1 million (-33.6%) to $18.0 million.
Year-to-date ARPU: $86.12, compared with $79.99 in the same period of 2008, an increase of $6.13 (7.7%).
Customer statistics
Cable television – The combined customer base for all of Videotron’s cable television services increased by 17,000 (1.0%) in the first half of 2009, compared with an increase of 21,900 in the same period of 2008.
•	The number of subscribers to illico Digital TV increased by 63,000 (6.8%) in the first half of 2009, compared with 62,300 in the same period of 2008.

•	The customer base for analog cable television services decreased by 46,000 (-5.8%), compared with a decrease of 40,400 in the same period of 2008.
Internet access – The number of subscribers to cable Internet access services increased by 46,100 (4.3%), compared with 55,900 in the same period of 2008.
Cable telephone service – The number of subscribers to cable telephone service increased by 82,800 (9.7%) in the first half of 2009, compared with 106,500 in the same period of 2008.
Wireless telephone service – The number of activated phones increased by 10,100 (15.9%) in the first half of 2009, compared with 9,500 in the same period of 2008.
Operating income: $456.3 million, an increase of $77.5 million (20.5%).
•	The increase was due primarily to:
o	customer growth for all services;

o	increases in some rates and in per-customer volume;

o	$13.9 million favourable variance related to retroactive recognition in the first half of 2008 of a provision for CRTC Part II licence fees.
•	Excluding the variance in the stock option expense, and if the figures for all prior periods were restated to reflect the CRTC Part II licence fee adjustment, segment operating income would have increased by 16.5% in the first half of 2009, compared with 25.3% in the same period of 2008.
Operating costs for all Telecommunications segment operations (expressed as a percentage of revenues): 52.7% in the first half of 2009, compared with 56.9% in the same period of 2008. The decrease was due primarily to the same factors as those noted above in the discussion of second quarter 2009 results.
Cash flows from operations
Quarterly cash flows from segment operations: $106.0 million in the second quarter of 2009, compared with $77.4 million in the same period of 2008 (Table 6). The $28.6 million increase was due primarily to the $50.5 million increase in operating income, which was partially offset by the $16.2 million increase in acquisitions of intangible assets and the $5.4 million increase in additions to property, plant and equipment.
Year-to-date cash flows from segment operations: $207.9 million, compared with $177.1 million in the same period of 2008 (Table 6). The $30.8 million increase was mainly due to the $77.5 million increase in operating income, partially offset by the $26.1 million increase in acquisitions of intangible assets and the $20.7 million increase in additions to property, plant and equipment.
Table 6: Telecommunications
Cash flows from operations
(in millions of Canadian dollars)

	Three months		Six months
	ended June 30		ended June 30
	2009	2008	2009	2008

Operating income	$232.7	$182.2	$456.3	$378.8
Additions to property, plant and equipment	(102.1)	(96.7)	(203.9)	(183.2)
Acquisitions of intangible assets	(24.6)	(8.4)	(45.0)	(18.9)
Proceeds from disposal of assets	—	0.3	0.5	0.4

Cash flows from segment operations	$106.0	$77.4	$207.9	$177.1

Part II licence fees
In 2003 and 2004, a number of companies, including Videotron, brought a suit against the Crown before the Federal Court alleging that the Part II licence fees annually paid by broadcasters constituted, in fact and in law, unlawful taxes under the Broadcasting Act (Canada). On December 14, 2006, the Federal Court decreed that these fees did constitute taxes, that the CRTC was to cease collection of such fees, but concluded that the plaintiff companies would not be entitled to a reimbursement of the amounts already paid. The plaintiffs and the defendant both filed an appeal before the Federal Court of Appeal. On October 1, 2007, the CRTC issued a document stating that it would adhere to the decision rendered and that it would not collect, in 2007 or any subsequent year, the Part II licence fees payable on November 30 of each year, unless a Superior Court reversed the Federal Court decision. Considering these facts and as a result of the decision of the Federal Court, the Telecommunications segment reversed its liability and ceased recording these Part II licence fees as of the third quarter of 2007.
On April 29, 2008, the Federal Court of Appeal handed down its decision and overturned the December 14, 2006 decision of the Federal Court. The plaintiff companies were in disagreement with this decision and requested leave to appeal to the Supreme Court of Canada, which leave was granted on December 18, 2008. The CRTC has publicly stated that it will make no attempt to collect outstanding Part ll fees until the earlier of a) the judgment of the Federal Court of Appeal is affirmed by the Supreme Court, or b) the matter is settled between the parties. The Company believes in the merits of its case. However, by virtue of the Federal Court of Appeal decision that confirms the right of the CRTC to collect the Part II licence fees to which the Company is subject, in the second quarter of 2008, the Telecommunications segment recorded a liability of $19.5 million related to Part II licence fees and has since been recognizing a monthly charge in connection with these fees.
News Media
Second quarter 2009
Revenues: $268.7 million, a decrease of $49.5 million (-15.6%).
•	Advertising revenues decreased 18.6%, combined revenues from commercial printing and other sources decreased 9.0%, and circulation revenues decreased 2.0%. The far-reaching changes in the newspaper industry during the past several years, combined with the troubled economic environment since late 2008, have negatively impacted the News Media segment’s revenues.

•	The revenues of the urban dailies and the community newspapers decreased by 14.4% and 19.3% respectively in the second quarter of 2009.

•	While segment revenues decreased overall, revenues increased 3.1% at the portals.
Operating income: $55.6 million, a decrease of $18.1 million (-24.6%).
•	The decrease was due primarily to:
o	impact of the $49.5 million decrease in revenues;

o	increase in portal operating expenses;

o	$1.5 million unfavourable variance related to stock option expense;

o	$3.5 million increase in newsprint costs.
Partially offset by:
o	$20.1 million decrease in operating costs due primarily to restructuring programs and other cost-reduction initiatives, as well as lower labour costs related to the labour dispute at Le Journal de Montréal.
Operating costs for all News Media segment operations, expressed as a percentage of revenues: 79.3% in the second quarter of 2009, compared with 76.8% in the same quarter of 2008. The increase was mainly due to the increase in the proportion of fixed costs, given the decrease in revenues on a comparable basis.
Year to date
Revenues: $514.2 million, a decrease of $82.1 million (-13.8%).
•	Advertising revenues decreased 16.7%, combined revenues from commercial printing and other sources decreased 10.8%, and circulation revenues decreased 0.3%.

•	Revenues of the urban dailies and community newspapers decreased by 13.0% and 17.6% in the first half of 2009.

•	While segment revenues decreased overall, revenues increased 5.8% at the portals.
Operating income: $85.3 million, a decrease of $34.4 million (-28.7%).
•	The decrease was due primarily to:
o	impact of the $82.1 million decrease in revenues;

o	increase in portal operating expenses;

o	$2.8 million unfavourable variance related to the stock option expense;

o	$9.6 million increase in newsprint costs.
Partially offset by:
o	$34.6 million decrease in operating costs due primarily to restructuring programs and other cost-reduction initiatives, as well as the impact of a $5.7 million reversal of a reserve for bonuses recorded in 2008 and lower labour costs related to the labour dispute at Le Journal de Montréal.
The restructuring measures introduced in the News Media segment in late 2008 are proceeding on schedule. The cost-reduction initiatives implemented as part of the productivity improvement programs include staff cuts, consolidation of prepress operations, reorganization of insertion and press room operations, joint distribution agreements, and other resource centralization and optimization efforts across the News Media segment’s operations in all regions. Exploration of new cost-reduction opportunities continues, alongside development of new revenue streams, including those related to the marketing of the content produced by the QMI press agency (“QMI Agency”) and to the development of integrated, convergent solutions for our business partners.
Operating costs for all News Media segment operations (expressed as a percentage of revenues): 83.4% in the first half of 2009, compared with 79.9% in the same period of 2008. The increase was mainly due to the increase in the proportion of fixed costs, given the decrease in revenues on a comparable basis.
Cash flows from operations
Quarterly cash flows from segment operations: $49.0 million in the second quarter of 2009, compared with $65.0 million in the same period of 2008 (Table 7). The $16.0 million decrease was due primarily to the $18.1 million decrease in operating income.
Year-to-date cash flows from segment operations: $66.3 million, compared with $74.0 million in the same period of 2008 (Table 7).
•	The $7.7 million decrease was mainly due to the $34.4 million decrease in operating income, which was offset by the $26.2 million decrease in additions to property, plant and equipment in the first half of 2009 compared with the same period of 2008, mainly reflecting the implementation in 2008 of phase two of the project to acquire new presses.
Table 7: News Media
Cash flows from operations
(in millions of Canadian dollars)

	Three months		Six months
	ended June 30		ended June 30
	2009	2008	2009	2008

Operating income	$55.6	$73.7	$85.3	$119.7
Additions to property, plant and equipment	(6.3)	(8.7)	(16.8)	(43.0)
Acquisitions of intangible assets	(0.9)	(0.5)	(2.8)	(3.3)
Proceeds from disposal of assets	0.6	0.5	0.6	0.6

Cash flows from segment operations	$49.0	$65.0	$66.3	$74.0

Other developments since end of first quarter 2009
On April 16, 2009, AbitibiBowater Inc. (“AbitibiBowater”) and some of its Canadian subsidiaries placed themselves under the protection of the Companies’ Creditors Arrangement Act in Canada. On the same date, AbitibiBowater and some of its U.S. subsidiaries placed themselves under the protection of Chapter 11 of the United States Bankruptcy Code. AbitibiBowater is the main supplier of newsprint to the News Media segment. These proceedings have had no material impact on the operations of Quebecor Media to date. Quebecor Media continues to monitor the situation.
Broadcasting
Second quarter 2009
Revenues: $111.5 million, an increase of $0.5 million (0.5%).
•	Revenues from broadcasting operations increased $5.0 million, mainly because of:
o	higher advertising revenues at the TVA Network, combined with increases in other revenues;

o	higher advertising and subscription revenues at the specialty channels;

o	higher revenues from Canal Indigo (the revenues of Canal Indigo have been included in their entirety since the buyout on August 31, 2008 of the interest TVA Group Inc. (“TVA Group”) did not already hold).
Partially offset by:
o	decreased advertising revenues at Sun TV, mainly as a result of the difficult economic environment.
•	Revenues from distribution operations decreased by $2.5 million, primarily as a result of decreased video and theatrical revenues and lower sales of television products.

•	Publishing revenues decreased $2.0 million, primarily as a result of lower advertising revenues.
Operating income: $25.1 million, an increase of $3.4 million (15.7%)
•	Operating income from broadcasting operations increased $6.2 million, mainly due to:
o	impact of revenue growth at the TVA Network and specialty channels;

o	$4.9 million favourable impact related to recognition in the second quarter 2008 of a provision for CRTC Part II licence fees following Federal Court of Appeal decision on April 29, 2008 overturning favourable Federal Court decision on these fees (see “Part II licence fees” below).
Partially offset by:
o	impact of revenue decrease at Sun TV;

o	higher content and production costs at the TVA Network and specialty channels.
•	A $2.6 million unfavourable variance in operating income from distribution operations resulting mainly from the recognition of a $1.3 million allowance for bad debts due to one customer’s uncertain financial position and the impact of the revenue decrease.

•	Operating income from publishing operations was stable. A decrease in printing, advertising and marketing expenses was offset by the unfavourable impact of the decrease in revenues.
Operating costs for all Broadcasting segment operations (expressed as a percentage of revenues): 77.5% in the second quarter of 2009, compared with 80.5% in the same period of 2008. The decrease in costs as a proportion of revenues was mainly due to:
•	favourable variance related to retroactive recognition in the second quarter of 2008 of a provision for CRTC Part II licence fees;

•	reduced proportion of fixed costs, given growth in broadcasting revenues;

•	lower costs for publishing operations.

Year to date
Revenues: $221.3 million, an increase of $3.8 million (1.7%).
•	Revenues from broadcasting operations increased $12.0 million, mainly because of:
o	higher advertising revenues at the TVA Network, partly as a result of the popular Star Académie program, combined with increases in other revenues;

o	higher advertising and subscription revenues at the specialty channels;

o	increased revenues from Canal Indigo.
Partially offset by:
o	decreased advertising revenues at Sun TV;

o	decreased revenues at Shopping TVA.
•	Distribution revenues decreased by $4.9 million, essentially due to the same factors as those noted above in the discussion of second quarter 2009 results.

•	Publishing revenues decreased by $3.2 million, mainly as a result of decreases in advertising, newsstand and subscription revenues.
Operating income: $37.5 million, an increase of $4.8 million (14.7%).
•	Operating income from broadcasting operations increased $6.8 million, mainly due to:
o	impact of revenue growth at the TVA Network and specialty channels;

o	$4.1 million favourable variance related to retroactive recognition in the first half of 2008 of a provision for CRTC Part II licence fees, following Federal Court of Appeal decision on April 29, 2008.
Partially offset by:
o	higher content and production costs at the TVA Network and specialty channels;

o	impact of revenue decrease at Sun TV.
•	A $2.7 million unfavourable variance in operating income from distribution operations was essentially due to the same factors as those noted above in the discussion of second quarter 2009 results.

•	Operating income from publishing operations increased $0.6 million. Decreases in printing, advertising and marketing expenses were partially offset by the unfavourable impact of the revenue decrease.
Operating costs for all Broadcasting segment operations (expressed as a percentage of revenues): 83.1% in the first half of 2009, compared with 85.0% in the same period of 2008. The decrease in costs as a proportion of revenues was due mainly to the same factors as those noted above in the discussion of second quarter 2009 results.
Cash flows from operations
Quarterly cash flows from segment operations: $19.1 million in the second quarter of 2009, compared with $16.8 million in the same period of 2008 (Table 8). The $2.3 million increase was mainly due to the $3.4 million increase in operating income, which was partially offset by a $1.4 million increase in acquisitions of intangible assets.
Year-to-date cash flows from segment operations: $26.1 million, compared with $25.3 million in the same period of 2008, a $0.8 million increase (Table 8).
•	The $4.8 million increase in operating income was partially offset by a $2.9 million increase in additions to property, plant and equipment, resulting mainly from expenditures related to the migration to HD television and computer equipment purchases.

Table 8: Broadcasting
Cash flows from operations
(in millions of Canadian dollars)

	Three months		Six months
	ended June 30		ended June 30
	2009	2008	2009	2008

Operating income	$25.1	$21.7	$37.5	$32.7
Additions to property, plant and equipment	(3.5)	(3.8)	(8.5)	(5.6)
Acquisitions of intangible assets	(2.5)	(1.1)	(2.9)	(1.8)

Cash flows from segment operations	$19.1	$16.8	$26.1	$25.3

Part II licence fees
In view of the facts noted above under “Part II licence fees” in the discussion of the results of the Telecommunications segment, which also apply to the Broadcasting segment, the Broadcasting segment reversed its liability and ceased recording these Part II licence fees as of the third quarter of 2007.
Subsequently, in the second quarter of 2008, the Broadcasting segment recorded a total liability of $5.7 million related to Part II licence fees and has since been recognizing a monthly charge in connection with these fees.
Leisure and Entertainment
Second quarter 2009
Revenues: $68.2 million, an increase of $4.5 million (7.1%).
•	The Book division’s revenues increased 20.3%, mainly because of an increase in the number of bestsellers distributed by Messagerie A.D.P. inc. in the second quarter of 2009, compared with the same period of 2008, and significantly increased sales of academic books by CEC Publishing Inc.

•	The revenues of Archambault Group Inc. (“Archambault Group”), excluding the impact of the transfer of Video on Demand operations to the Telecommunications segment, increased 4.7% due to:
o	2.6% increase in sales at Archambault stores, essentially because of higher sales of books, console games and musical instruments;

o	4.3% increase in distribution sales, mainly because of the popularity of new releases in the second quarter of 2009;

o	production sales more than tripled, mainly reflecting the release of new CDs by Musicor, including an album based on the Star Académie television program, as well as sales generated by the Productions Select TV subsidiary and the Musicor Spectacles division, both created in 2008.
Operating income: $4.8 million in the second quarter of 2009, compared with $2.1 million in the same quarter of 2008. The $2.7 million (128.6%) increase was mainly due to higher sales in the Book division, as well as higher revenues, on a comparable basis, and to higher operating margins at Archambault Group.
Year to date
Revenues: $132.3 million, an increase of $6.0 million (4.8%).
•	The Book division’s revenues increased 13.8%, essentially due to the same factors as those noted above in the discussion of second quarter 2009 results.

•	The revenues of Archambault Group, excluding the impact of the transfer of Video on Demand operations to the Telecommunications segment, increased 8.2% due to:
o	4.7% increase in sales at Archambault stores;

o	12.5% increase in distribution sales because of the popularity of new releases in the first half of 2009, including the Star Académie CD and an album released by singer Ginette Reno;

o	production sales almost quadrupled in the first half of 2009 compared with the same period of the previous year, mainly because of the same factors as those noted above in the discussion of second quarter 2009 results.
Operating income: $5.6 million in the first half of 2009, compared with $0.5 million in the same period of 2008. The $5.1 million increase was essentially due to the same factors as those noted above in the discussion of second quarter 2009 results.
Cash flows from operations
Quarterly cash flows from segment operations: $3.2 million in the second quarter of 2009, compared with negative $3.0 million in the same period of 2008 (Table 9).
•	The $6.2 million improvement was mainly due to:
o	$2.7 million increase in operating income;

o	$1.9 million decrease in additions to property, plant and equipment, mainly because of higher capital expenditures in the second quarter of 2008 for the expansion and renovation of some Archambault stores;

o	$1.6 million decrease in acquisitions of intangible assets.
Year-to-date cash flows from segment operations: $2.1 million, compared with negative $6.0 million in the same period of 2008 (Table 9).
•	The $8.1 million improvement was mainly due to the $5.1 million increase in operating income and the $2.6 million decrease in additions to property, plant and equipment.
Table 9: Leisure and Entertainment
Cash flows from operations
(in millions of Canadian dollars)

	Three months		Six months
	ended June 30		ended June 30
	2009	2008	2009	2008

Operating income	$4.8	$2.1	$5.6	$0.5
Additions to property, plant and equipment	(0.4)	(2.3)	(1.1)	(3.7)
Acquisitions of intangible assets	(1.2)	(2.8)	(2.4)	(2.8)

Cash flows from segment operations	$3.2	$(3.0)	$2.1	$(6.0)

Interactive Technologies and Communications
Second quarter 2009
Revenues: $23.6 million, an increase of $0.2 million (0.9%).
•	The slight increase was due to:
o	higher revenues from government customers;

o	favourable variance in currency translation.
Partially offset by:
o	lower volume from customers in North America and Europe.
Operating income: $1.3 million, a decrease of $0.5 million (-27.8%).
•	The decrease was mainly due to:
o	impact of revenue decrease in Europe;

o	increases in some operating expenses.
Partially offset by:
o	improved profitability of North American operations as a result of restructuring initiatives implemented in March 2009.
Year to date
Revenues: $46.3 million, an increase of $2.3 million (5.2%).
•	The increase was mainly due to:
o	impact of increased revenues from government customers;

o	favourable variance in currency translation;

o	increased volume in China.
Partially offset by:
o	decreased volume from customers in North America and Europe.
Operating income: $1.7 million, an increase of $0.6 million (54.5%) compared with the same period of 2008.
•	The increase was mainly due to:
o	favourable impact of new tax credits for e-commerce business development;

o	favourable variance in the first quarter of 2009 due to one-time costs in the first quarter of 2008 related to taking Nurun Inc. (“Nurun”) private, including impact related to stock option expense.
Partially offset by:
o	impact of lower revenues in North America and Europe;

o	increases in some operating expenses.
Cash flows from operations
Quarterly cash flows from segment operations: negative $0.1 million in the second quarter of 2009, compared with positive $0.9 million in the same period of 2008 (Table 10).
•	The $1.0 million unfavourable variance was due to a $0.5 million increase in additions to property, plant and equipment, and a $0.5 million decrease in operating income.
Year-to-date cash flows from segment operations: negative $0.5 million, compared with negative $0.3 million in the same period of 2008 (Table 10), a $0.2 million decrease.
•	The decrease was due to the $0.8 million increase in additions to property, plant and equipment, partially offset by the $0.6 million increase in operating income.
Table 10: Interactive Technologies and Communications
Cash flows from operations
(in millions of Canadian dollars)

	Three months		Six months
	ended June 30		ended June 30
	2009	2008	2009	2008

Operating income	$1.3	$1.8	$1.7	$1.1
Additions to property, plant and equipment	(1.4)	(0.9)	(2.2)	(1.4)

Cash flows from segment operations	$(0.1)	$0.9	$(0.5)	$(0.3)

CASH FLOWS AND FINANCIAL POSITION
Operating Activities
Second quarter 2009
Cash flows provided by continuing operating activities: $211.4 million in the second quarter of 2009, compared with $195.3 million in the same period of 2008.
•	The $16.1 million increase was mainly due to:
o	$34.8 million increase in operating income;

o	$16.8 million decrease in cash interest expense (see discussion of financial expenses under “2009/2008 Second Quarter Comparison” above).
Offset by:
o	$25.9 million increase in use of funds for non-cash balances related to operations.
Year to date
Cash flows provided by continuing operating activities: $345.8 million in the first half of 2009, compared with $245.8 million in the same period of 2008.
•	The $100.0 million increase was mainly due to:
o	$54.6 million increase in operating income;

o	$29.7 million decrease in cash interest expense (see discussion of financial expenses under “2009/2008 Year-to-Date Comparison” above);

o	$26.1 million decrease in use of funds for non-cash balances related to operations, due primarily to the impact of disbursements made in the first half of 2008 in connection with the exercise of stock options, partially offset by the impact of a larger decrease in other accounts payable and accrued charges in the first half of 2009.
Working capital of Quebecor Media: negative $152.9 million at June 30, 2009, compared with negative $231.9 million at December 31, 2008, mainly reflecting a decrease in accounts payable and accrued charges, which was partially offset by an increase in the current portion of the long-term debt (Table 12).
The debt management strategy accounts for most of the working capital deficit as of June 30, 2009. Under the Company’s cash management process, receipts of deferred revenues that are periodic and renewable are used to reduce drawings on revolving credit facilities, which are recorded under long-term debt.
Financing Activities
Consolidated debt of Quebecor Media (long-term debt plus bank borrowings): a decrease of $154.5 million in the first half of 2009.
•	The decrease was mainly due to:
o	net decrease in drawings on the revolving bank credit facilities and bank borrowings of Videotron, Sun Media Corporation, TVA Group and Head Office in the amounts of $196.8 million, $12.0 million, $7.1 million and $6.5 million respectively;

o	estimated $199.5 million favourable impact of exchange rate fluctuations on long-term debt. The decrease in this item is offset by an increase in the liability (or a decrease in the asset) related to cross-currency swap agreements entered under “Derivative financial instruments”;

o	$38.4 million decrease in debt related to the ineffective portion of fair value hedging relationships and to embedded derivatives, due mainly to interest rate fluctuations;

o	debt repayments totalling $23.9 million, mainly by Quebecor Media and Sun Media Corporation.
Partially offset by:

o	issuance by Videotron on March 5, 2009 of US$260.0 million aggregate principal amount of Senior Notes for net proceeds of $332.4 million (including accrued interest and before financing expenses). The Senior Notes were sold at a price equivalent to 98.63% of face value, bear 9.125% interest (effective rate of 9.35%) and mature on April 15, 2018.
•	Assets and liabilities related to derivative financial instruments totalled a net liability of $4.5 million at June 30, 2009 (net of a $194.8 million asset at that date), compared with a net asset of $200.6 million at December 31, 2008 (net of a $117.3 million liability at that date). The $205.1 million negative variance was essentially due to the impact of exchange rate fluctuations on the value of derivative financial instruments.

•	TVA Group has a $160 million revolving credit facility maturing June 15, 2010 with an available undrawn balance of $76.4 million as of June 30, 2009, compared with $64.6 million as of December 31, 2008. TVA Group reported its long-term debt as a short-term liability since its credit agreement expires in less than a year, on June 15, 2010, and has not yet been renewed. TVA Group has held preliminary talks with various bankers and anticipates no difficulty renewing its revolving credit facility.
Investing Activities
Second quarter 2009
Additions to property, plant and equipment: $113.8 million in the second quarter of 2009, compared with $112.4 million in the same period of 2008.
Business acquisitions (including buyouts of minority interests): $1.5 million in the second quarter of 2009, compared with $52.2 million in the same quarter of 2008.
•	The decrease mainly reflects the repurchase of 3,000,642 TVA Group Class B Shares in the second quarter of 2008 for a total cash consideration of $51.4 million.
Acquisitions of intangible assets: $29.2 million in the second quarter of 2009, compared with $12.8 million in the same period of 2008, consisting mainly of capitalized interest on expenditures related to the build-out of the AWS network and increased expenditures for computer applications in the Telecommunications segment.
Year to date
Additions to property, plant and equipment: $232.7 million, compared with $236.9 million in the same period of 2008.
•	The increase caused by the Telecommunications segment’s expenditures on the AWS network in the first half of 2009 was more than offset by the News Media segment’s investments in phase two of the project to acquire new presses in the in the first half of 2008.
Business acquisitions (including buyouts of minority interests): $2.5 million in the first half of 2009, compared with $138.5 million in the first half of 2008.
•	Contingent considerations totalling $2.0 million were paid in the first half of 2009 in connection with the acquisition of ASL Ltd. in the News Media segment and of China Interactive in the Interactive Technologies and Communications segment.

•	59,700 TVA Group Class B Shares were repurchased for a total cash consideration of $0.5 million.

•	Business acquisitions in the first half of 2008 were as follows:
o	all outstanding Common Shares of Nurun not already held acquired for a total cash consideration of $75.0 million;

o	TVA Group Class B Shares repurchased in the second quarter of 2008 for a total cash consideration of $51.4 million;

o	certain businesses acquired, primarily in the News Media segment, for a total cash consideration of $7.1 million;

o	$5.0 million contingent payment made in connection with the acquisition of Sogides Group in 2005.

Acquisitions of intangible assets: $53.1 million in the first half of 2009, compared with $26.8 million in the same period of 2008. The increase was due to essentially the same factors as those noted above in the discussion of the second quarter 2009 results.
Financial Position at June 30, 2009
Net available liquid assets: $876.4 million for the Company and its wholly owned subsidiaries, consisting of $112.1 million in cash on hand and $764.3 million in available unused lines of credit.
Consolidated debt: total $4.19 billion at June 30, 2009, compared with $4.35 billion at December 31, 2008, a $154.5 million decrease (see “Financing Activities” above).
•	Consolidated debt at June 30, 2009 included Videotron’s $1.81 billion debt ($1.81 billion at December 31, 2008), Sun Media Corporation’s $270.1 million debt ($294.3 million at December 31, 2008), Osprey Media’s $125.3 million debt ($134.1 million at December 31, 2008), TVA Group’s $86.8 million debt ($93.9 million at December 31, 2008), and Quebecor Media’s $1.90 billion debt ($2.01 billion at December 31, 2008).
As of June 30, 2009, the aggregate amount of minimum principal payments on long-term debt required in each of the next five years and thereafter, based on borrowing levels as at that date, is as follows:
Table 11
Long term debt of Quebecor Media
12 months periods ending on June 30
(in millions of Canadian dollars)

2010	$132.5
2011	186.8
2012	15.1
2013	661.3
2014	774.0
2015 and thereafter	2,409.7

Total	$4,179.4

The weighted average term of Quebecor Media’s consolidated debt was approximately 5.7 years as of June 30, 2009 (5.7 years as of December 31, 2008). The debt comprises approximately 69.9 % fixed-rate debt (64.5 % as of December 31, 2008) and 30.1 % floating-rate debt (35.5 % as of December 31, 2008).
Management believes that cash flows from continuing operating activities and available sources of financing should be sufficient to cover planned cash requirements for capital investments, working capital, interest payments, debt repayments, pension plan contributions and dividends (or distributions). The Company has access to cash flows generated by its subsidiaries through dividends (or distributions) and cash advances paid by its wholly owned subsidiaries and through the dividends paid by the publicly listed subsidiary TVA Group. Despite the impact of the current crisis on access to capital markets, the Company believes it will be able to meet future debt payments, which are staggered over the coming years.
Pursuant to their financing agreements, the Company and its subsidiaries are required to maintain certain financial ratios. The key indicators listed in these agreements include debt service coverage ratio and debt ratio (long-term debt over operating income). At June 30, 2009, the Company was in compliance with all required financial ratios.
Dividends declared and paid
•	On April 9, 2009, the Board of Directors of Quebecor Media declared and paid a dividend of $18.75 million to shareholders.
AWS: On September 10, 2008, Quebecor Media confirmed its intention to invest between $800.0 million and $1.0 billion in its AWS network over the next four years, including the cost of building-out its network in Québec, the $554.6 million already disbursed for the purpose of acquiring 17 operating licences, and projected operating losses in the first years of commercial operation. Quebecor Media plans to finance future disbursements from cash on hand, funds generated by operations and, if necessary, available unused lines of credit. Plans call for the new High Speed Packet Access (“HSPA”) network to be operational in the second quarter of 2010.
Table 12
Consolidated balance sheet of Quebecor Media
Analysis of main variances between December 31, 2008 and June 30, 2009
(in millions of Canadian dollars)

	June 30,	Dec. 31,
	2009	2008	Difference	Main reasons for difference

Assets

Cash and cash equivalents	$130.9	$22.5	$108.4	Issuance of debt by Videotron

Accounts receivable	439.8	483.9	(44.1)	Impact of current variances in activity, including decreased revenues in News Media segment

Inventory and investment in television products and films	165.2	189.3	(24.1)	Reduced inventory of CDs, books and videos at Archambault stores and fewer illico set-top boxes in the Telecommunications segment

Property, plant and equipment	2,295.6	2,215.2	80.4	Additions to property, plant and equipment (see “Investing Activities” above), less amortization

Intangible assets	1,008.6	985.9	22.7
Increase in capitalized interest on expenditures related to build-out of AWS network and increased expenditures for computer applications in the Telecommunications segment, partially offset by impairment of mastheads of News Media segment publications

Liabilities

Accounts payable and accrued charges	612.3	793.7	(181.4)	Payment of accounts payable related to holiday period purchases in the Leisure and Entertainment segment; payment of royalties in the Telecommunications segment

Long-term debt, including short-term portion and bank indebtedness	4,192.8	4,347.3	(154.5)	See “Financing Activities” above

Net derivative financial instruments[1]	4.5	(200.6)	205.1	See “Financing Activities” above

Net future tax liabilities[2]	306.9	241.8	65.1	Use of tax benefits and of capital cost allowance

[1]	Long-term assets less long-term liabilities.

[2]	Long-term liabilities less current and long-term assets.
ADDITIONAL INFORMATION
Contractual Obligations
At June 30, 2009, material contractual obligations included capital repayment and interest on long-term debt; operating lease arrangements; capital asset purchases and other commitments; and obligations related to derivative financial instruments, less estimated future receipts on derivative instruments. Table 13 below shows a summary of those contractual obligations.

Table 13
Contractual obligations of Quebecor Media as of June 30, 2009
(in millions of Canadian dollars)

		Under			5 years
	Total	1 year	1-3 years	3-5 years	or more

Long-term debt	$4,179.4	$132.5	$201.9	$1,435.3	$2,409.7
Interest payments[1]	1,768.2	273.8	532.5	480.6	481.3
Operating leases	343.4	60.6	85.6	61.9	135.3
Additions to property, plant and equipment and other commitments	124.2	68.8	49.3	3.4	2.7
Derivative financial instruments2[2]	23.0	—	0.1	149.5	(126.6)

Total contractual obligations	$6,438.2	$535.7	$869.4	$2,130.7	$2,902.4

[1]	Estimated interest payable on long-term debt, based on interest rates, hedging interest rates and hedging of foreign exchange rates as of June 30, 2009.

[2]	Estimated future receipts, net of disbursements related to derivative financial instruments used for foreign exchange hedging.
Financial Instruments
Quebecor Media uses a number of financial instruments, mainly cash and cash equivalents, trade receivables, temporary investments, long-term investments, bank indebtedness, trade payables, accrued liabilities, long-term debt and derivative financial instruments.
As at June 30, 2009, Quebecor Media was using derivative financial instruments to manage its exchange rate and interest rate exposures. The Company has entered into foreign exchange forward contracts and cross-currency interest rate swap arrangements to hedge the foreign currency risk exposure on the entirety of its U.S. dollar-denominated long-term debt. Quebecor Media also uses interest rate swaps in order to manage the impact of interest rate fluctuations on its long-term debt.
Quebecor Media has also entered into currency forward contracts in order to hedge, among other things, the planned purchase, in U.S. dollars, of digital set-top boxes, modems and other equipment in the Telecommunications segment, including equipment for the AWS network. As well, Quebecor Media has entered into currency forward contracts in order to hedge the contractual instalments, in euros and Swiss Francs, on purchases of printing presses and related equipment.
The Company does not hold or use any derivative financial instruments for trading purposes.
Certain cross-currency interest rate swaps entered into by Quebecor Media and its subsidiaries include an option that allows each party to unwind the transaction on a specific date at the then settlement value.
The fair value of derivative financial instruments is estimated using valuation models that project future cash flows and discount the future amounts to a present value using the contractual terms of the derivative instrument and factors observable in external markets, such as period-end swap rates and foreign exchange rates. An adjustment is also included to reflect non-performance risk, impacted by the financial and economic environment prevailing at the date of the valuation, in the recognized measure of fair value of the derivative instruments by applying a premium for risk of credit default due to a net exposure by the counterparty or by the Company (Table 14).

Table 14
Fair value of derivative financial instruments
(in millions of dollars)

		June 30, 2009			December 31, 2008
			Book value			Book value
		Notional	and fair value		Notional	and fair value
		value	asset (liability)		value	asset (liability)

Derivative financial instruments:
Interest rate swap agreements	CA$	209.5	(6.4)	CA$	217.2	(7.5)
Foreign exchange forward contracts:
– In US$	US$	283.4	(2.6)	US$	274.5	9.0
– In €	€	12.4	0.6	€	12.9	0.1
– In CHF	CHF	0.1	—	CHF	2.3	—
Exchange rate and interest rate swap agreements	US$	3,308.6	3.9	US$	3,050.4	199.0

Gains on valuation and translation of financial instruments for the second quarter and the first half of 2009 are summarized in Table 15.
Table 15
Gain on valuation and translation of financial instruments
(in millions of Canadian dollars)

	Three months		Six months
	ended June 30		ended June 30
	2009	2008	2009	2008

Loss (gain) on embedded derivatives and derivative financial instruments for which hedge accounting is not used	$9.1	$(12.8)	$(2.4)	$(15.7)
(Gain) loss on foreign currency translation of financial instruments for which hedge accounting is not used	(12.8)	(1.9)	(8.5)	3.8
Gain on ineffective portion of fair value hedges	(10.0)	(11.3)	(17.0)	(7.7)

Gain on valuation and translation of financial instruments	$(13.7)	$(26.0)	$(27.9)	$(19.6)

A $2.6 million loss and a $3.8 million gain were recorded under other comprehensive income in the second quarter and first half of 2009 respectively in relation to cash flow hedging relationships ($68.2 million loss and $41.1 million loss in the second quarter and first half of 2008 respectively).
Related Party Transactions
The following describes transactions in which the Company and its directors, executive officers and affiliates are involved. The Company believes that each of the transactions described below was on terms no less favourable to Quebecor Media than could have been obtained from independent third parties.
Operating transactions
During the second quarter ended June 30, 2009, the Company and its subsidiaries made purchases and incurred rent charges from the parent company, companies under common control and affiliated companies in the amount of $3.1 M million ($2.6 M in the second quarter of 2008), which are included in cost of sales and selling and administrative expenses. The Company and its subsidiaries made sales to companies under common control and to an affiliated company in the amount of $0.1 M ($0.2 M in the second quarter of 2008). These transactions were concluded and accounted for at the exchange amount.

During the first six months of 2009, the Company and its subsidiaries made purchases and incurred rent charges from the parent company, companies under common control and affiliated companies in the amount of $9.3 M ($3.7 M in the first six months of 2008), which are included in cost of sales and selling and administrative expenses. The Company and its subsidiaries made sales to companies under common control and to an affiliated company in the amount of $0.2 M ($0.2 M in the first six months of 2008). These transactions were concluded and accounted for at the exchange amount.
During the second quarter ended June 30, 2009, the Company received no interest ($0.3 M in the second quarter of 2008) from Quebecor. For the first six months of 2009, the Company received interest of $0.1 M ($0.5 M in the same period of 2008) from Quebecor.
Management arrangements
The parent company has entered into management arrangements with the Company. Under these management arrangements, the parent company and the Company provide management services to each other on a cost-reimbursement basis. The expenses subject to reimbursement include the salaries of the Company’s executive officers who also serve as executive officers of the parent company. In the second quarter of 2009, the Company received an amount of $0.5 M, which is included as a reduction in selling and administrative expenses ($0.8 M in the second quarter of 2008). For the six month period ended June 30, 2009, the Company received an amount of $1.0 M, which is included as a reduction in selling and administrative expenses ($1.5 M in the same period of 2008).
In the second quarter of 2009, Quebecor Media also paid management fees of $0.2 M and $0.1 M respectively to its shareholders Quebecor and CDP Capital d’Amérique Investissements inc. (“CDP Capital”), the same amounts as for the second quarter of 2008. For the first six months of 2009, Quebecor Media paid management fees of $0.3 M and $0.3 M respectively to its shareholders Quebecor and CDP Capital, the same amounts as for the first six months of 2008.
Corporate reorganisation
In June 2009, as part of a corporate reorganization, the subsidiary Canoe Inc., in which the Company held an 86.2% interest and TVA Group Inc., held a 13.8% interest, was wound-up and its assets were distributed to its shareholders. The transactions arising from this reorganization were recorded at the carrying value of the assets transferred and an adjustment of $8.9 million was recorded as contributed surplus.
Changes in Accounting Policies
Current changes in accounting policies under Canadian GAAP
On January 1, 2009, the Company adopted Canadian Institute of Chartered Accountants (“CICA”) Section 3064, Goodwill and Intangible Assets, which replaced Section 3062, Goodwill and Other Intangible Assets, and which resulted in the withdrawal of Section 3450, Research and Development Costs and of Emerging Issues Committee (“EIC”) Abstract 27, Revenues and Expenditures During the Pre-operating Period, and which resulted also in the amendment of Accounting Guideline (“AcG”) 11, Enterprises in the Development Stage. This new standard provides guidance on the recognition of intangible assets in accordance with the definition of an asset and the criteria for asset recognition, whether those assets are separately acquired or internally developed, as well as clarifying the application of the concept of matching revenues and expenses. The adoption of Section 3064 eliminated the deferral of start-up costs which are now recognized as an expense when they are incurred. The Company adjusted opening deficit as if the new rules had always been applied in the past and the prior period comparative figures have been restated. As well, the Company made reclassifications in order to present certain assets, mainly software, as intangible assets instead of presenting them as property, plant and equipment. As a result of the adoption of this section, the adjustments were recorded in the consolidated financial statements (refer to note 2 to consolidated financial statements for more details about these adjustments).
Current changes in accounting policies under US GAAP
As of January 1, 2009 the Company adopted SFAS 141R, Business Combinations, and SFAS 160, Non-controlling Interests in Consolidated Financial Statements.
The provisions of SFAS 141R applied prospectively to business combinations for which the acquisition date is on or after December 31, 2008. SFAS 141R establishes new guidance on the recognition and measurement at fair value of all assets and all liabilities of the acquired business. Non-controlling interests are measured at either their fair value or at the non-controlling interest’s proportionate share of the fair value of identifiable assets and liabilities. The measurement of consideration given now includes the fair value of any contingent consideration as of the acquisition date and subsequent changes in fair value of the contingent consideration classified as a liability are recognized in earnings. Acquisition-related costs are excluded from the purchase price and are expensed as incurred. In addition, restructuring costs related to a business combination are no longer part of the purchase price equation and are expensed as incurred. The adoption of this Section has not yet created a difference between Canadian and U.S. GAAP.
The new rules under SFAS 160 establish new guidance on the accounting for non-controlling interests and for transactions with non-controlling interest. SFAS 160 requires that non-controlling interest be presented as a separate component of shareholders’ equity. In the statement of income, net income is calculated before non-controlling interest and is then attributed to shareholders and non-controlling interest. In addition, changes in the Company’s ownership interest in a subsidiary that do not result in a loss of control are now accounted for as equity transactions. The new presentation applies retroactively and U.S. GAAP prior periods figures were restated.
On January 1, 2009, the Company adopted the provisions of SFAS 157, Fair Value Measurements, related to the guidance for using fair value to measure certain non-financial assets and non-financial liabilities, except those that are not recognized or disclosed at fair value in the financial statements on a recurring basis. The adoption had no impact on its consolidated financial statements.
Recent Accounting Developments in Canada
The CICA issued three new accounting standards in January 2009 – Section 1582, Business Combinations, Section 1601, Consolidated Financial Statements, and Section 1602, Non-controlling Interests – to converge accounting for business combinations and reporting of non-controlling interest to International Financial Reporting Standards (“IFRS”).
Section 1582, Business Combinations, replaces Section 1581, Business Combinations, and establishes new guidance on the recognition and measurement of all assets and all liabilities of the acquired business at fair value. Non-controlling interests are measured at either their fair value or at their proportionate share of the fair value of identifiable assets and liabilities. The measurement of consideration given now includes the fair value of any contingent consideration as of the acquisition date, and subsequent changes in fair value of the contingent consideration classified as a liability are recognized in earnings. Acquisition-related costs are excluded from the purchase price and are expensed as incurred. In addition, restructuring costs related to a business combination are no longer part of the purchase price equation and are expensed as incurred. Section 1582 applies prospectively to business combinations realized in or subsequent to the first annual reporting period beginning on or after January 1, 2011.
Section 1601, Consolidated Financial Statements, and Section 1602, Non-controlling Interests, which together replace Section 1600, Consolidated Financial Statements, establish new guidance on accounting for non-controlling interests and for transactions with non-controlling interest. The new sections require that non-controlling interest be presented as a separate component of shareholders’ equity. In the statement of income, net income is calculated before non-controlling interest and is then attributed to shareholders and non-controlling interest. In addition, changes in the Company’s ownership interest in a subsidiary that do not result in a loss of control are now accounted for as equity transactions. These sections apply to interim and annual consolidated financial statements relating to financial years beginning on or after January 1, 2011, and have to be adopted concurrently with Section 1582.
In February 2008, Canada’s Accounting Standards Board confirmed that Canadian GAAP, as used by publicly accountable enterprises, will be fully converged with IFRS, as issued by the International Accounting Standards Board (“IASB”). For its 2011 interim and annual financial statements, the Company will be required to report under IFRS and to provide IFRS comparative information for the 2010 financial year.
IFRS uses a conceptual framework similar to Canadian GAAP, but there are significant differences on recognition, measurement and disclosures. As part of the IFRS conversion project, the Company has established an implementation team, which includes a project manager, senior levels of management from all relevant departments and subsidiaries, a steering committee to oversee the project, and has also engaged an external expert advisor to assist.
Regular progress reporting to senior management and to the Audit Committee on the status of the IFRS conversion project has been established.
The conversion project consists of four phases.
“Diagnostic” Phase - This phase involves a detailed review and initial scoping of accounting differences between

Canadian GAAP and IFRS, a preliminary evaluation of IFRS 1 exemptions for first-time IFRS adopters, and a high-level assessment of potential consequences on financial reporting, business processes, internal controls, and information systems.
“Design and Solutions Development” Phase - This phase involves prioritizing accounting treatment issues and preparing a conversion plan, quantifying the impact of converting to IFRS, reviewing and approving accounting policy choices, performing a detailed impact assessment and designing changes to systems and business processes, developing IFRS training material, and drafting IFRS financial statement content.
“Implementation” Phase - This phase involves embedding changes to systems, business processes and internal controls, determining the opening IFRS transition balance sheet and tax impacts, maintaining parallel accounting under Canadian GAAP and IFRS, and preparing detailed reconciliations of Canadian GAAP to IFRS financial statements.
“Post-Implementation” Phase - This phase involves conversion assessment, evaluating improvements for a sustainable operational IFRS model, and testing the internal controls environment.
The Company has completed the diagnostic phase and the project design, and is currently developing the project implementation strategy. Initial training has been provided to key employees and further investments in training and resources will be made throughout the transition to facilitate a timely and efficient changeover to IFRS.
Management is assessing the exemptions available under IFRS 1, First-Time Adoption of International Financial Reporting Standards, and their impact on the Company’s future financial position. Management is carefully evaluating possible material differences between IFRS and the current accounting treatment under Canadian GAAP with respect to recognition, measurement, presentation and disclosure of financial information, in light of the following IFRS, among others:
▪	Presentation of Financial Statements (IAS 1)

▪	Property, Plant and Equipment (IAS 16)

▪	Impairment of Assets (IAS 36)

▪	Income Taxes (IAS 12)

▪	Employee Benefits (IAS 19) and

▪	Share-based Payment (IFRS 2)
This is not an exhaustive list of all the changes that could occur during the transition to IFRS. At this time, the comprehensive impact of the changeover on the Company’s future financial position and results of operations is not yet determinable. Management expects to complete this assessment in time for parallel recording of financial information in accordance with IFRS beginning in 2010.
The Company continues to monitor and assess the impact of evolving differences between Canadian GAAP and IFRS, since the IASB is expected to continue issuing new accounting standards during the transition period. As a result, the final impact of IFRS on the Company’s consolidated financial statements can only be measured once all the applicable IFRS at the conversion date are known.
The Company’s IFRS conversion project is progressing according to schedule.
Forward-looking statements
This quarterly report contains forward-looking statements with respect to our financial condition, results of operations, business and certain of our plans and objectives. These forward-looking statements are made pursuant to the “Safe Harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on current expectations, estimates, forecasts and projections about the industries in which we operate as well as beliefs and assumptions made by our management. Such statements include, in particular, statements about our plans, prospects, financial position and business strategies. Words such as “may,” “will,” “expect,” “continue,” “intend,” “estimate,” “anticipate,” “plan,” “foresee,” “believe” or “seek” or the negatives of these terms or variations of them or similar terminology are intended to identify such forward-looking statements. Although we believe that the expectations reflected in these forward-looking statements are reasonable, these statements, by their nature, involve risks and uncertainties and are not guarantees of future performance. Such statements are also subject to assumptions concerning, among other things: our anticipated business strategies; anticipated trends in our business; and our ability to continue to control costs. We can give no assurance that these estimates and expectations will prove to have been correct. Actual outcomes and results may, and often do, differ from what is expressed, implied or projected in such forward-looking statements, and such differences may be material. Some important factors that could cause actual results to differ materially from those expressed in these forward-looking statements include, but are not limited to:
•	our ability to successfully build and deploy our new wireless services network on the timeline that we are targeting, and to implement successfully our strategy of becoming a facilities-based wireless provider;

•	general economic, financial or market conditions and variations in the businesses of our local, regional or national newspapers and broadcasting advertisers;

•	the intensity of competitive activity in the industries in which we operate, including competition from other communications and advertising media and platforms;

•	fragmentation of the media landscape;

•	unanticipated higher capital spending required to address continued development of competitive alternative technologies or the inability to obtain additional capital to continue the development of our business;

•	our ability to implement successfully our business and operating strategies and manage our growth and expansion;

•	our ability to successfully restructure our newspapers operations to optimize their efficiency in the context of the changing newspapers industry;

•	disruptions to the network through which we provide our digital television, Internet access and telephony services, and our ability to protect such services from piracy;

•	labour disputes or strikes;

•	changes in our ability to obtain services and equipment critical to our operations;

•	changes in laws and regulations, or in their interpretations, which could result in, among other things, the loss (or reduction in value) of our licenses or markets or in an increase in competition, compliance costs or capital expenditures;

•	our substantial indebtedness, the tightening of credit markets, and the restrictions on our business imposed by the terms of our debt; and

•	interest rate fluctuations that affect a portion of our interest payment requirements on long-term debt.
We caution you that the above list of cautionary statements is not exhaustive. These and other factors are discussed in the annual report on Form 20-F, included under the section “Item 3. Key Information – Risk Factors”. Each of these forward-looking statements speaks only as of the date of this report. We disclaim any obligation to update these statements unless applicable securities laws require us to do so. We advise you to consult any documents we may file or furnish with the U.S. Securities and Exchange Commission, or the SEC.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
(in millions of Canadian dollars)
(unaudited)

	Three months ended June 30		Six months ended June 30

	2009	2008	2009	2008

		(restated, note 2)		(restated, note 2)

Revenues

Telecommunications	$487.4	$447.5	$964.9	$878.1
News Media	268.7	318.2	514.2	596.3
Broadcasting	111.5	111.0	221.3	217.5
Leisure and Entertainment	68.2	63.7	132.3	126.3
Interactive Technologies and Communications	23.6	23.4	46.3	44.0
Head Office and inter-segment	(20.0)	(21.5)	(43.4)	(42.8)

	939.4	942.3	1,835.6	1,819.4

Cost of sales and selling and administrative expenses	622.9	660.6	1,246.6	1,285.0
Amortization	84.5	79.5	168.4	157.0
Financial expenses (note 3)	57.9	74.3	112.5	141.7
Gain on valuation and translation of financial instruments (note 4)	(13.7)	(26.0)	(27.9)	(19.6)
Restructuring of operations and other special items (note 5)	0.8	0.7	4.2	2.3
Impairment of goodwill and intangible assets (note 6)	13.6	—	13.6	—

Income before income taxes and non-controlling interest	173.4	153.2	318.2	253.0
Income taxes:
Current	7.4	3.4	6.6	2.3
Future	30.0	29.7	67.4	70.8

	37.4	33.1	74.0	73.1

	136.0	120.1	244.2	179.9
Non-controlling interest	(7.5)	(7.4)	(10.5)	(10.0)

Income from continuing operations	128.5	112.7	233.7	169.9
Income from discontinued operations	—	—	—	2.3

Net income	$128.5	$112.7	$233.7	$172.2

See accompanying notes to consolidated financial statements.

1

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
SEGMENTED INFORMATION
(in millions of Canadian dollars)
(unaudited)

	Three months ended June 30		Six months ended June 30

	2009	2008	2009	2008

		(restated, note 2)		(restated, note 2)

Income from continuing operations before amortization, financial expenses, gain on valuation and translation of financial instruments, restructuring of operations and other special items, impairment of goodwill and intangible assets, income taxes and non-controlling interest

Telecommunications	$232.7	$182.2	$456.3	$378.8
News Media	55.6	73.7	85.3	119.7
Broadcasting	25.1	21.7	37.5	32.7
Leisure and Entertainment	4.8	2.1	5.6	0.5
Interactive Technologies and Communications	1.3	1.8	1.7	1.1
Head Office	(3.0)	0.2	2.6	1.6

	$316.5	$281.7	$589.0	$534.4

Amortization
Telecommunications	$62.1	$56.7	$124.1	$112.7
News Media	15.2	16.5	29.9	31.9
Broadcasting	3.5	3.3	7.1	6.6
Leisure and Entertainment	2.4	1.9	4.8	3.7
Interactive Technologies and Communications	1.1	1.0	2.2	1.9
Head Office	0.2	0.1	0.3	0.2

	$84.5	$79.5	$168.4	$157.0

Additions to property, plant and equipment
Telecommunications	$102.1	$96.7	$203.9	$183.2
News Media	6.3	8.7	16.8	43.0
Broadcasting	3.5	3.8	8.5	5.6
Leisure and Entertainment	0.4	2.3	1.1	3.7
Interactive Technologies and Communications	1.4	0.9	2.2	1.4
Head Office	0.1	—	0.2	—

	$113.8	$112.4	$232.7	$236.9

Additions to intangible assets
Telecommunications	$24.6	$8.4	$45.0	$18.9
News Media	0.9	0.5	2.8	3.3
Broadcasting	2.5	1.1	2.9	1.8
Leisure and Entertainment	1.2	2.8	2.4	2.8

	$29.2	$12.8	$53.1	$26.8

Externally acquired intangible assets	$18.5	$2.8	$30.0	$9.5
Internally generated intangible assets	10.7	10.0	23.1	17.3

	$29.2	$12.8	$53.1	$26.8

See accompanying notes to consolidated financial statements.

2

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(in millions of Canadian dollars)
(unaudited)

	Three months ended June 30		Six months ended June 30

	2009	2008	2009	2008

		(restated, note 2)		(restated, note 2)

Net income	$128.5	$112.7	$233.7	$172.2

Other comprehensive income (loss):
Unrealized (loss) gain on translation of net investments in foreign operations	(1.2)	(0.4)	(1.3)	1.9
Gain (loss) on valuation of derivative financial instruments, including income taxes recovery of $25.4 million and $16.5 million in the three-month and six-month periods ended June 30, 2009 (net of income taxes recovery of $10.1 million and $0.6 million in 2008)	22.8	(58.1)	20.3	(40.5)

	21.6	(58.5)	19.0	(38.6)

Comprehensive income	$150.1	$54.2	$252.7	$133.6

See accompanying notes to consolidated financial statements.

3

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(in millions of Canadian dollars)
(unaudited)

				Accumulated other	Total
	Capital stock	Contributed		comprehensive loss	shareholders’
	(note 9)	surplus	Deficit	(note 10)	equity

Balance as of December 31, 2007, as previously reported	$1,752.4	$3,217.2	$(2,528.7)	$ 9.4	$2,450.3
Cumulative effect of changes in accounting policies (note 2)	—	—	(2.3)	—	(2.3)

Balance as of December 31, 2007, as restated	1,752.4	3,217.2	(2,531.0)	9.4	2,448.0
Net income (note 2)	—	—	172.2	—	172.2
Related party transactions	—	(2.7)	—	—	(2.7)
Other comprehensive loss	—	—	—	(38.6)	(38.6)

Balance as of June 30, 2008, as restated	1,752.4	3,214.5	(2,358.8)	(29.2)	2,578.9
Net loss (note 2)	—	—	(550.9)	—	(550.9)
Dividends	—	—	(65.0)	—	(65.0)
Other comprehensive loss	—	—	—	(21.0)	(21.0)

Balance as of December 31, 2008, as restated	1,752.4	3,214.5	(2,974.7)	(50.2)	1,942.0
Net income	—	—	233.7	—	233.7
Dividends	—	—	(37.5)	—	(37.5)
Related party transactions (note 11)	—	8.9	—	—	8.9
Other comprehensive income	—	—	—	19.0	19.0

Balance as of June 30, 2009	$1,752.4	$3,223.4	$(2,778.5)	$ (31.2)	$2,166.1

See accompanying notes to consolidated financial statements.

4

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in millions of Canadian dollars)
(unaudited)

Three months ended June 30			Six months ended June 30
2009	2008		2009	2008
	(restated, note 2)		(restated, note 2)

Cash flows related to operating activities
Income from continuing operations	$128.5	$112.7	$233.7	$169.9
Adjustments for:
Amortization of property, plant and equipment	72.4	69.4	144.5	137.7
Amortization of intangible assets and other assets	12.1	10.1	23.9	19.3
Impairment of goodwill and intangible assets (note 6)	13.6	—	13.6	—
Gain on valuation and translation of financial instruments (note 4)	(13.7)	(26.0)	(27.9)	(19.6)
Amortization of financing costs and long-term debt discount (note 3)	2.7	2.3	4.8	4.3
Non-controlling interest	7.5	7.4	10.5	10.0
Future income taxes	30.0	29.7	67.4	70.8
Other	(3.8)	1.7	(2.0)	2.2

	249.3	207.3	468.5	394.6
Net change in non-cash balances related to operations	(37.9)	(12.0)	(122.7)	(148.8)

Cash flows provided by operations	211.4	195.3	345.8	245.8

Cash flows related to investing activities
Business acquisitions, net of cash and cash equivalents	(1.5)	(52.2)	(2.5)	(138.5)
Business disposals, net of cash and cash equivalents	5.0	—	11.4	1.2
Additions to property, plant and equipment	(113.8)	(112.4)	(232.7)	(236.9)
Additions to intangible assets	(29.2)	(12.8)	(53.1)	(26.8)
Increase in cash and cash equivalent in trust	—	(217.9)	—	(217.9)
Other	0.4	0.7	1.0	(0.9)

Cash flows used in investing activities	(139.1)	(394.6)	(275.9)	(619.8)

Cash flows related to financing activities
Net (decrease) increase in bank indebtedness	(12.0)	(15.0)	8.2	22.6
Issuance of long-term debt, net of financing fees (note 8)	—	449.3	325.5	449.8
Net repayments under revolving bank facilities	(14.4)	(226.9)	(231.9)	(86.6)
Repayment of long-term debt	(9.9)	(4.5)	(23.9)	(12.9)
Dividends	(18.7)	—	(37.5)	—
Other	(1.2)	(0.8)	(1.5)	1.1

Cash flows (used in) provided by financing activities	(56.2)	202.1	38.9	374.0

Net increase in cash and cash equivalents	16.1	2.8	108.8	—

Effect of exchange rate changes on cash and cash equivalents denominated in foreign currencies	(0.3)	(0.1)	(0.4)	0.3
Cash and cash equivalents at beginning of period	115.1	23.7	22.5	26.1

Cash and cash equivalents at end of period	$130.9	$26.4	$130.9	$26.4

Cash and cash equivalents consist of
Cash	$38.2	$4.0	$38.2	$4.0
Cash equivalents	92.7	22.4	92.7	22.4

	$130.9	$26.4	$130.9	$26.4

Cash interest payments	$90.6	$76.4	$141.9	$134.0
Cash income tax payments (net of refunds)	3.7	4.1	8.8	16.2

See accompanying notes to consolidated financial statements.

5

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(in millions of Canadian dollars)
(unaudited)

	June 30	December 31
2009		2008
	(restated, note 2)

Assets

Current assets
Cash and cash equivalents	$130.9	$22.5
Accounts receivable	439.8	483.9
Income taxes	4.6	9.4
Amounts receivable from parent company	7.0	5.3
Inventories and programs, broadcast and distribution rights	165.2	189.3
Prepaid expenses	53.0	31.0
Future income taxes	51.1	102.8

	851.6	844.2

Property, plant and equipment	2,295.6	2,215.2
Intangible assets (note 6)	1,008.6	985.9
Derivative financial instruments (note 8)	194.8	317.9
Other assets	115.1	102.2
Future income taxes	8.6	12.3
Goodwill (note 6)	3,506.8	3,516.7

	$7,981.1	$7,994.4

Liabilities and shareholders’ equity

Current liabilities
Bank indebtedness	$19.7	$11.5
Accounts payable and accrued charges	612.3	793.7
Deferred revenue	233.3	224.0
Income taxes	6.7	9.8
Current portion of long-term debt (note 8)	132.5	37.1

	1,004.5	1,076.1

Long-term debt (note 8)	4,040.6	4,298.7
Derivative financial instruments (note 8)	199.3	117.3
Other liabilities	98.5	97.7
Future income taxes	366.6	356.9
Non-controlling interest	105.5	105.7

Shareholders’ equity
Capital stock (note 9)	1,752.4	1,752.4
Contributed surplus (note 11)	3,223.4	3,214.5
Deficit	(2,778.5)	(2,974.7)
Accumulated other comprehensive loss (note 10)	(31.2)	(50.2)

	2,166.1	1,942.0

	$7,981.1	$7,994.4

See accompanying notes to consolidated financial statements.

6

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the three-month and six-month periods ended June 30, 2009
(tabular amounts in millions of Canadian dollars, except for per option data)
(unaudited)

Quebecor Media Inc. (“Quebecor Media” or the “Company”) operates in the following industry segments: Telecommunications (formerly “Cable”), News Media (formerly “Newspapers”), Broadcasting, Leisure and Entertainment, and Interactive Technologies and Communications. The Telecommunications segment offers television distribution, Internet, business solutions, telephony and wireless services in Canada and operates in the rental of movies or televisual products through its video on demand service or its distribution and rental stores. The News Media segment produces original content in Canada for all of Quebecor Media’s platforms. Its operations include the printing, publishing and distribution of daily newspapers, weekly newspapers and directories in Canada and the operation of Internet sites in Canada, including French- and English-language portals and specialized sites. The Broadcasting segment operates French- and English-language general-interest television networks, specialized television networks, magazine publishing, and movie distribution businesses in Canada. The Leisure and Entertainment segment combines book publishing and distribution, retail sales of CDs, books, digital video discs (“DVD” units), musical instruments and magazines in Canada, online sales of downloadable music and music production and distribution in Canada. The Interactive Technologies and Communications segment offers e-commerce solutions through a combination of strategies, technology integration, IP solutions and creativity on the Internet and is active in Canada, the United States, Europe and Asia.
The Company decided to adopt new names for two of its business segments. To reflect the Cable segment’s comprehensive range of cable television, Internet access and telephone services, as well as the upcoming roll-out of its Advanced Wireless Services (“AWS”) network, its name has been changed to the Telecommunications segment. At the same time, in view of the integration of content from Sun Media Corporation and Canoe Inc. (“Canoe”), the Newspapers segment has been renamed News Media, reflecting the creation of an integrated news and related products organization that produces diverse, original content of high quality for all of Quebecor Media’s platforms.
1.	BASIS OF PRESENTATION

These consolidated financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles (“Canadian GAAP”). The same accounting policies have been used as described in the Company’s latest annual consolidated financial statements, with the exception of the changes described in note 2 below. However, these consolidated financial statements do not include all disclosures required under Canadian GAAP for annual consolidated financial statements and accordingly should be read in conjunction with the Company’s latest annual consolidated financial statements and the notes thereto. In the opinion of management, these consolidated financial statements contain all the adjustments considered necessary.

Some of the Company’s businesses experience significant seasonality due, among other factors, to seasonal advertising patterns and influences on people’s viewing, reading and listening habits. Because the Company depends on the sale of advertising for a significant portion of its revenue, operating results are also sensitive to prevailing economic conditions, including changes in local, regional and national economic conditions, particularly as they may affect advertising expenditures. In addition, in some of the Company’s segments, a component of sales is based on one-time retail transactions rather than subscriptions or long-term agreements, and therefore is influenced by vulnerability to seasonal weather changes. Accordingly, the results of operations for interim periods should not necessarily be considered indicative of full-year results due to the seasonality of certain operations.

Certain comparative figures for previous periods have been reclassified to conform to the presentation adopted for the three-month and six-month periods ended June 30, 2009.

7

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
For the three-month and six-month periods ended June 30, 2009
(tabular amounts in millions of Canadian dollars, except for per option data)
(unaudited)

2.	CHANGES IN ACCOUNTING POLICIES

Current changes in accounting policies

On January 1, 2009, the Company adopted Canadian Institute of Chartered Accountants (“CICA”) Section 3064, Goodwill and Intangible Assets, which replaced Section 3062, Goodwill and Other Intangible Assets, and which resulted in the withdrawal of Section 3450, Research and Development Costs and of Emerging Issues Committee (“EIC”) Abstract 27, Revenues and Expenditures During the Pre-operating Period, and which resulted also in the amendment of Accounting Guideline (“AcG”) 11, Enterprises in the Development Stage. This new standard provides guidance on the recognition of intangible assets in accordance with the definition of an asset and the criteria for asset recognition, whether those assets are separately acquired or internally developed, as well as clarifying the application of the concept of matching revenues and expenses. The adoption of Section 3064 eliminated the deferral of start-up costs, which are now recognized as an expense when they are incurred. The Company adjusted opening deficit as if the new rules had always been applied in the past and the prior period comparative figures have been restated. As well, the Company made reclassifications in order to present certain assets, mainly software, as intangible assets instead of presenting them as property, plant and equipment.

As a result of the adoption of these new rules, the following tables summarize the adjustments that were recorded in the consolidated financial statements:
Balance sheet

	As of December 31	As of December 31
Increase (decrease)	2008	2007

Property, plant and equipment	$(119.5)	$(67.5)
Intangible assets	127.3	67.5
Other assets	(9.6)	(3.7)
Future income tax liabilities	(0.5)	(1.0)
Non-controlling interest	(0.3)	(0.4)
Deficit	1.0	2.3

Statement of income

	Three months ended	Six months ended
	June 30	June 30
Increase (decrease)	2008	2008

Cost of sales and selling and administrative expenses	$0.1	$(0.2)
Amortization	(0.5)	(1.1)
Future income tax expense	0.1	0.4
Non-controlling interest	0.1	—
Net income	0.2	0.9

8

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
For the three-month and six-month periods ended June 30, 2009
(tabular amounts in millions of Canadian dollars, except for per option data)
(unaudited)

2.	CHANGES IN ACCOUNTING POLICIES (continued)

Future changes in accounting policies

The CICA issued three new accounting standards in January 2009: Section 1582, Business Combinations, Section 1601, Consolidated Financial Statements, and Section 1602, Non-controlling Interests, to converge the accounting for business combinations and the reporting of non-controlling interest to International Financial Reporting Standards (“IFRS”).

Section 1582, Business Combinations, replaces Section 1581, Business Combinations, and establishes new guidance on the recognition and measurement of all assets and all liabilities of the acquired business at fair value. Non-controlling interests are measured at either their fair value or at their proportionate share of the fair value of identifiable assets and liabilities. The measurement of consideration given now includes the fair value of any contingent consideration as of the acquisition date, and subsequent changes in fair value of the contingent consideration classified as a liability are recognized in earnings. Acquisition-related costs are excluded from the purchase price and are expensed as incurred. In addition, restructuring costs related to a business combination are no longer part of the purchase price equation and are expensed as incurred. Section 1582 applies prospectively to business combinations realized in or subsequent to the first annual reporting period beginning on or after January 1, 2011.

Section 1601, Consolidated Financial Statements, and Section 1602, Non-controlling Interests, which together replace Section 1600, Consolidated Financial Statements, establish new guidance on accounting for non-controlling interests and for transactions with non-controlling interest. The new sections require that non-controlling interest be presented as a separate component of shareholders’ equity. In the statement of income, net income is calculated before non-controlling interest and is then attributed to shareholders and non-controlling interest. In addition, changes in the Company’s ownership interest in a subsidiary that do not result in a loss of control are now accounted for as equity transactions. These sections apply to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011, and have to be adopted concurrently with Section 1582.

3.	FINANCIAL EXPENSES

	Three months ended			Six months ended
		June 30		June 30
	2009	2008	2009	2008

Interest on long-term debt	$68.2	$71.5	$136.2	$135.6
Amortization of financing costs and long-term debt discount	2.7	2.3	4.8	4.3
(Gain) loss on foreign currency translation on short-term monetary items	(3.5)	1.4	(8.4)	3.6
Other	0.3	(0.9)	0.4	(1.8)

	67.7	74.3	133.0	141.7
Interest capitalized to cost of:
Property, plant and equipment	(1.6)	—	(4.3)	—
Intangible assets	(8.2)	—	(16.2)	—

	$57.9	$74.3	$112.5	$141.7

9

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
For the three-month and six-month periods ended June 30, 2009
(tabular amounts in millions of Canadian dollars, except for per option data)
(unaudited)

4.	GAIN ON VALUATION AND TRANSLATION OF FINANCIAL INSTRUMENTS

	Three months ended		Six months ended
	June 30		June 30
	2009	2008	2009	2008

Loss (gain) on embedded derivatives and derivative financial instruments for which hedge accounting is not used	$9.1	$(12.8)	$(2.4)	$(15.7)
(Gain) loss on foreign currency translation of financial instruments for which hedge accounting is not used	(12.8)	(1.9)	(8.5)	3.8
Gain on ineffective portion of fair value hedges	(10.0)	(11.3)	(17.0)	(7.7)

`	$(13.7)	$(26.0)	$(27.9)	$(19.6)

5.	RESTRUCTURING OF OPERATIONS AND OTHER SPECIAL ITEMS

News Media segment

During the six-month period ended June 30, 2009, $2.7 million was recorded for new restructuring initiatives in the News Media segment’s operations across Canada ($2.7 million in 2008). In the second quarter of 2009, no restructuring charge was recorded ($1.1 million in 2008). The amounts primarily relate to severances for the elimination of positions.

Continuity of restructuring costs payable:

Balance as of December 31, 2008	$29.7
Initiatives	2.7
Payments	(17.4)

Balance as of June 30, 2009	$15.0

Other segments

During the three-month and six-month periods ended June 30, 2009, restructuring and other special items of $0.8 million and $1.5 million, respectively, were also recorded in other segments (a reversal of $0.4 million for both the three-month and six-month periods ended June 30, 2008).

10

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
For the three-month and six-month periods ended June 30, 2009
(tabular amounts in millions of Canadian dollars, except for per option data)
(unaudited)

6.	IMPAIRMENT OF GOODWILL AND INTANGIBLE ASSETS

In the fourth quarter of 2008, the Company determined that the adverse financial and economic environment prevailing at that time triggered a goodwill impairment test in reporting units of News Media, Leisure and Entertainment, and Interactive Technologies and Communications segments. As a result, the Company concluded that these reporting units’ goodwill was impaired. In the second quarter of 2009, the Company completed the goodwill impairment test and an additional impairment loss of $5.6 million was recorded as an adjustment of the fourth quarter of 2008 goodwill impairment loss of $631.0 million. The additional charge was allocated as follows: $1.7 million to the News Media segment, $1.2 million to the Leisure and Entertainment segment, and $2.7 million to the Interactive Technologies and Communications segment.

In the second quarter of 2009, the Company also recorded an impairment loss of $8.0 million on mastheads as a result of the completion of its annual impairment test.

7.	PENSION PLANS

The Company maintains defined benefit and defined contribution pension plans for its employees. The total costs were as follows:

	Three months ended		Six months ended
	June 30		June 30
	2009	2008	2009	2008

Pension plans:
Defined benefit plans	$3.9	$5.7	$8.8	$12.2
Defined contribution plans	2.3	2.9	5.0	5.7

	$6.2	$8.6	$13.8	$17.9

8.	LONG-TERM DEBT

On March 5, 2009, Videotron Ltd. (“Videotron”) issued US$260.0 million in aggregate principal amount of Senior Notes at a discount price of 98.625% for net proceeds of $332.4 million, including accrued interest of $6.9 million and net of financing fees of $6.9 million. The Senior Notes bear interest at 9.125% for an effective interest rate of 9.35%, payable every six months on June 15 and December 15, and will mature on April 15, 2018. These notes are unsecured and contain certain restrictions on Videotron, including limitations on its ability to incur additional indebtedness, pay dividends, or make other distributions. The notes are guaranteed by specific subsidiaries of Videotron and are redeemable at the option of Videotron at a decreasing premium, commencing April 15, 2013. Videotron has fully hedged the foreign currency risk associated with the new Senior Notes by using cross-currency interest rate swaps, under which all payments have been set in Canadian dollars at a foreign exchange rate of 1.2965.

Components of the long-term debt were as follows:

	June 30,	December 31,
	2009	2008

Long-term debt	$4,179.4	$4,300.6
Change in fair value related to hedged interest rate risks	25.7	52.0
Adjustment related to embedded derivatives	12.6	24.7
Financing fees, net of amortization	(44.6)	(41.5)

	4,173.1	4,335.8
Less current portion	132.5	37.1

	$4,040.6	$4,298.7

11

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
For the three-month and six-month periods ended June 30, 2009
(tabular amounts in millions of Canadian dollars, except for per option data)
(unaudited)

9.	CAPITAL STOCK
(a)	Authorized capital stock

An unlimited number of Common Shares, without par value;

An unlimited number of non-voting Cumulative First Preferred Shares, without par value; the number of preferred shares in each series and the related characteristics, rights and privileges are to be determined by the Board of Directors prior to each issue:
•	An unlimited number of Cumulative First Preferred Shares, Series A (“Preferred A Shares”), carrying a 12.5% annual fixed cumulative preferential dividend, redeemable at the option of the holder and retractable at the option of the Company;

•	An unlimited number of Cumulative First Preferred Shares, Series B (“Preferred B Shares”), carrying a fixed cumulative preferential dividend generally equivalent to the Company’s credit facility interest rate, redeemable at the option of the holder and retractable at the option of the Company;

•	An unlimited number of Cumulative First Preferred Shares, Series C (“Preferred C Shares”), carrying an 11.25% annual fixed cumulative preferential dividend, redeemable at the option of the holder and retractable at the option of the Company;

•	An unlimited number of Cumulative First Preferred Shares, Series D (“Preferred D Shares”), carrying an 11.00% annual fixed cumulative preferential dividend, redeemable at the option of the holder and retractable at the option of the Company;

•	An unlimited number of Cumulative First Preferred Shares, Series F (“Preferred F Shares”), carrying a 10.85% annual fixed cumulative preferential dividend, redeemable at the option of the holder and retractable at the option of the Company;

•	An unlimited number of Cumulative First Preferred Shares, Series G (“Preferred G Shares”), carrying a 10.85% annual fixed cumulative preferential dividend, redeemable at the option of the holder and retractable at the option of the Company.
An unlimited number of non-voting Preferred Shares, Series E (“Preferred E Shares”), carrying a non-cumulative dividend subsequent to the holders of Cumulative First Preferred Shares, redeemable at the option of the holder and retractable at the option of the Company.

(b)	Issued capital stock

	Common Shares
	Number	Amount

Balance as of December 31, 2008 and June 30, 2009	123,602,807	$1,752.4

12

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
For the three-month and six-month periods ended June 30, 2009
(tabular amounts in millions of Canadian dollars, except for per option data)
(unaudited)

9.	CAPITAL STOCK (continued)
(c)	Stock-based compensation

The following table provides details of changes to outstanding options in the main stock-based compensation plans of the Company and its subsidiaries for the six-month period ended June 30, 2009:

Outstanding options
		Weighted average
	Number	exercise price

Quebecor Media

As of December 31, 2008:	3,843,297	$41.05
Granted	128,000	37.75
Exercised	(174,840)	25.72
Cancelled	(109,794)	39.33

As of June 30, 2009	3,686,663	$41.71

Vested options as of June 30, 2009	333,970	$31.48

TVA Group

As of December 31, 2008 and as of June 30, 2009	975,155	$16.16

Vested options as of June 30, 2009	233,110	$18.91

In the three-month period ended June 30, 2009, a net consolidated compensation charge related to all stock-based compensation plans was recorded in the amount of $0.5 million (a net reversal of $0.7 million in 2008), while a net reversal of $0.3 million of the consolidated compensation charge was recorded in the six-month period ended June 30, 2009 (a net reversal of $2.7 million in 2008).

During the six-month period ended June 30, 2009, 174,840 stock options were exercised for a cash consideration of $2.2 million (2,712,913 stock options for $90.1 million in 2008). In the second quarter of 2009, no stock options were exercised (50,730 stock options were exercised for a cash consideration of $2.0 million in 2008).

13

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
For the three-month and six-month periods ended June 30, 2009
(tabular amounts in millions of Canadian dollars, except for per option data)
(unaudited)

10.	ACCUMULATED OTHER COMPREHENSIVE LOSS

	Translation of net
	investments in	Cash flow
	foreign operations	hedges	Total

Balance as of December 31, 2007	$(3.1)	$12.5	$9.4
Other comprehensive income (loss)	1.9	(40.5)	(38.6)

Balance as of June 30, 2008	(1.2)	(28.0)	(29.2)
Other comprehensive income (loss)	3.1	(24.1)	(21.0)

Balance as of December 31, 2008	1.9	(52.1)	(50.2)
Other comprehensive (loss) income	(1.3)	20.3	19.0

Balance as of June 30, 2009	$0.6	$(31.8)	$(31.2)

No significant amount is expected to be reclassified in income over the next 12 months in connection with derivatives designated as cash flow hedges. The balance is expected to reverse over a 9-year period.

11.	RELATED PARTY TRANSACTIONS

In June 2009, as part of a corporate reorganization, the subsidiary Canoe, in which the Company held an 86.2% interest and TVA Group Inc. (“TVA Group”), held a 13.8% interest, was wound-up and its assets were distributed to its shareholders. The transactions arising from this reorganization were recorded at the carrying value of the assets transferred and an adjustment of $8.9 million was recorded as contributed surplus.

14

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
For the three-month and six-month periods ended June 30, 2009
(tabular amounts in millions of Canadian dollars, except for per option data)
(unaudited)

12.	SIGNIFICANT DIFFERENCES BETWEEN GAAP IN CANADA AND IN THE UNITED STATES

The Company’s consolidated financial statements are prepared in accordance with Canadian GAAP, which differ in some respects from those applicable in the United States (“U.S. GAAP”). The following tables set forth the impact of the material differences on the Company’s consolidated financial statements between Canadian and U.S. GAAP.
(a)	Consolidated statements of income

	Three months ended		Six months ended
	June 30		June 30
	2009	2008	2009	2008
		(restated, note 2		(restated, note 2
		and note 12(viii))		and note 12(viii))

Net income as per Canadian GAAP	$128.5	$112.7	$233.7	$172.2
Non-controlling interest as per Canadian GAAP (vii)	7.5	7.4	10.5	10.2
Adjustments:
Pension and postretirement benefits (i)	—	0.6	0.1	1.3
Derivative instruments (ii)	(9.3)	(14.0)	(9.5)	(23.2)
Stock-based compensation (iii)	(2.2)	(3.5)	(7.4)	(3.9)
Income taxes (iv)(vi)	(5.1)	—	(1.1)	(1.7)

	(16.6)	(16.9)	(17.9)	(27.5)

Net income as adjusted as per U.S. GAAP	$119.4	$103.2	$226.3	$154.9

Attributable to (vii):
Equity shareholders	$111.9	$95.2	$213.6	$144.1
Non-controlling interest	7.5	8.0	12.7	10.8

15

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
For the three-month and six-month periods ended June 30, 2009
(tabular amounts in millions of Canadian dollars, except for per option data)
(unaudited)

12.	SIGNIFICANT DIFFERENCES BETWEEN GAAP IN CANADA AND IN THE UNITED STATES (continued)
(b)	Consolidated statements of comprehensive income

		Three months ended		Six months ended
		June 30		June 30
	2009	2008	2009	2008
		(restated, note 2		(restated, note 2
		and note 12(viii))		and note 12(viii))

Comprehensive income as per Canadian GAAP	$150.1	$54.2	$252.7	$133.6
Non-controlling interest as per Canadian GAAP (vii)	7.5	7.4	10.5	10.5
Other adjustments to net income as per (a) above	(16.6)	(16.9)	(17.9)	(27.5)
Adjustments to other comprehensive income:
Pension and postretirement benefits (i)	0.1	1.1	0.2	2.2
Derivative instruments (ii)	3.5	(0.7)	(1.7)	12.5
Income taxes (iv)	2.1	(0.7)	2.8	(2.1)

	5.7	(0.3)	1.3	12.6

Comprehensive income as per U.S. GAAP	$146.7	$44.4	$246.6	$129.2

Attributable to (vii):
Equity shareholders	$139.0	$36.4	$233.6	$118.0
Non-controlling interest	7.7	8.0	13.0	11.2

16

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
For the three-month and six-month periods ended June 30, 2009
(tabular amounts in millions of Canadian dollars, except for per option data)
(unaudited)

12.	SIGNIFICANT DIFFERENCES BETWEEN GAAP IN CANADA AND IN THE UNITED STATES (continued)
(c)	Consolidated balance sheets

		June 30, 2009	December 31, 2008
	Canada	United States	Canada	United States
			(restated-note 2)

Other assets	$115.1	$81.7	$102.2	$72.0
Long-term future income tax assets	8.6	10.4	12.3	15.7
Current liabilities	(1,004.5)	(1,012.3)	(1,076.1)	(1,074.0)
Long-term debt	(4,040.6)	(4,034.5)	(4,298.7)	(4,281.5)
Other liabilities	(98.5)	(98.5)	(97.7)	(94.8)
Long-term future income tax liabilities	(366.6)	(341.4)	(356.9)	(343.7)
Contributed surplus (v)(vi)	(3,223.4)	(3,421.2)	(3,214.5)	(3,412.3)
Deficit	2,778.5	2,983.0	2,974.7	3,159.1
Accumulated other comprehensive loss	31.2	32.5	50.2	52.5
Non-controlling interest	(105.5)	(105.4)	(105.7)	(103.2)

The accumulated other comprehensive loss as of June 30, 2009 and December 31, 2008 is as follows:

	June 30,	December 31,
	2009	2008

Accumulated other comprehensive loss as per Canadian GAAP	$(31.2)	$(50.2)
Adjustments:
Pension and postretirement benefits (i)	(12.5)	(12.5)
Derivative instruments (ii)	3.3	5.0
Income taxes (iv)	7.9	5.2

	(1.3)	(2.3)

Accumulated other comprehensive loss as per U.S. GAAP	$(32.5)	$(52.5)

17

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
For the three-month and six-month periods ended June 30, 2009
(tabular amounts in millions of Canadian dollars, except for per option data)
(unaudited)

12.	SIGNIFICANT DIFFERENCES BETWEEN GAAP IN CANADA AND IN THE UNITED STATES (continued)
(i)	Under U.S. GAAP, Statement of Financial Accounting Standards (SFAS) No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans requires the recognition of over- or under-funded positions of defined benefit pension and other postretirement plans on the balance sheet, along with a corresponding non-cash adjustment to be recorded in accumulated other comprehensive loss.

Under Canadian GAAP, a company is not required to recognize over- or under-funded positions. However, when a defined benefit plan gives rise to an accrued benefit asset, a company must recognize a valuation allowance for the excess of the adjusted benefit asset over the expected future benefit to be realized from plan assets. U.S. GAAP does not provide for a valuation allowance against pension assets.

(ii)	Since January 1, 2007, standards for hedge accounting under Canadian GAAP are similar to those under U.S. GAAP, as established by SFAS 133, Accounting for Derivative Instruments and Hedging Activities.

However, under Canadian GAAP, certain embedded derivatives, such as the early settlement options included in some of the Company’s borrowing agreements, do not meet the criteria to be considered closely related to their host contracts and therefore must be recorded at their fair value with changes in income. Under U.S. GAAP, those embedded derivatives are considered closely related to their host contract and do not have to be recorded separately at their fair values. Accordingly, the measurement of ineffective hedging relationships recorded in income under U.S. GAAP differs from the measurement under Canadian GAAP.

(iii)	Under U.S. GAAP, in accordance with SFAS 123R, Share-Based Payment, the liability related to stock-based awards that call for settlement in cash or other assets must be measured at its fair value based on the fair value of stock option awards and is to be re-measured at the end of each reporting period. Under Canadian GAAP, the liability is measured and re-measured based on the intrinsic values of the stock option awards instead of at their fair values.

(iv)	Under Canadian GAAP, income taxes are measured using substantively enacted tax rates, while under U.S. GAAP measurement is based on enacted tax rates.

Furthermore, under U.S. GAAP, the FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes (FIN 48), an interpretation of SFAS 109, Accounting for Income Taxes. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS 109 and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This interpretation also provides guidance as to derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. Under Canadian GAAP, there is no such interpretation and therefore the reserve related to income tax contingencies is not based on the same level of likelihood as prescribed by FIN 48.

Other adjustments represent the tax impact of U.S. GAAP adjustments.

(v)	Under Canadian GAAP, a gain on repurchase of redeemable preferred shares of a subsidiary was included in income in 2003. Under U.S. GAAP, any such gain is included in contributed surplus.

(vi)	The Company or its subsidiaries have entered into tax consolidation transactions with the Company’s parent company, through which tax losses were transferred between the parties. Under Canadian GAAP, this resulted in the recognition of deferred credits. Under U.S. GAAP, since these transactions relate to asset transfers between related parties, the difference between the carrying value of the tax benefits transferred and the cash consideration received or paid is recognized in contributed surplus.

18

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
For the three-month and six-month periods ended June 30, 2009
(tabular amounts in millions of Canadian dollars, except for per option data)
(unaudited)

12.	SIGNIFICANT DIFFERENCES BETWEEN GAAP IN CANADA AND IN THE UNITED STATES (continued)
(vii)	As of January 1, 2009, the Company adopted SFAS 141R, Business Combinations, and SFAS 160, Non-controlling Interests in its consolidated financial statements.

The provisions of SFAS 141R apply prospectively to business combinations for which the acquisition date is on or after December 31, 2008. SFAS 141R establishes new guidance on the recognition and measurement of all assets and all liabilities of the acquired business at fair value. Non-controlling interests are measured at either their fair value or at their proportionate share of the fair value of identifiable assets and liabilities. The measurement of consideration given now includes the fair value of any contingent consideration as of the acquisition date, and subsequent changes in fair value of the contingent consideration classified as a liability are recognized in earnings. Acquisition-related costs are excluded from the purchase price and are expensed as incurred. In addition, restructuring costs related to a business combination are no longer part of the purchase price equation and are expensed as incurred. The adoption of this section has not yet created a difference between Canadian and U.S. GAAP.

The new rules under SFAS 160 establish new guidance on accounting for non-controlling interests and for transactions with non-controlling interest. SFAS 160 requires that non-controlling interest be presented as a separate component of shareholders’ equity. In the statement of income, net income is calculated before non-controlling interest and is then attributed to shareholders and non-controlling interest. In addition, changes in the Company’s ownership interest in a subsidiary that do not result in a loss of control are now accounted for as equity transactions. The new presentation applies retroactively and U.S. GAAP prior periods figures have been restated.

(viii)	As a result of the adoption of CICA Section 3064 (note 2), the accounting rules related to start-up costs have been harmonized with U.S. GAAP and, accordingly, a U.S. GAAP adjustment in connection with these costs is no longer required. The prior period U.S. GAAP adjustment has been restated since the new rules under Canadian GAAP were applied retroactively with restatement of prior period figures.

(ix)	On January 1, 2009, the Company adopted the provisions of SFAS 157, Fair Value Measurements, related to the guidance for using fair value to measure certain non-financial assets and non-financial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis. The adoption had no impact on its consolidated financial statements.

19

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEBECOR MEDIA INC.
By:	(s) Jean-François Pruneau
Jean-François Pruneau
Vice President, Finance

Date: August 7, 2009